Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among:

Perseus BidCo US, Inc.,

a Delaware corporation;

Yosemite Merger Sub, Inc.,

a Delaware corporation;

Y-mAbs Therapeutics, Inc.,

a Delaware corporation; and

solely for the purposes of Section 5.16 and Article 8

Stark International Lux,

a Luxembourg société à responsabilité limitée

___________________________

Dated as of August 4, 2025

___________________________

i

(continued)

(continued)

(continued)

Exhibit A	Certain Definitions
Exhibit B	Surviving Corporation Certificate of Incorporation

Annex I	Conditions to the Offer

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of August 4, 2025, by and among Perseus BidCo US, Inc., a Delaware corporation (“Parent”); Yosemite Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Purchaser”); Y-mAbs Therapeutics, Inc., a Delaware corporation (the “Company”); and, solely for purposes of Section 5.16 and Article 8, Stark International Lux, a Luxembourg société à responsabilité limitée (“Ultimate Parent”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

Whereas, on the terms and subject to the conditions of this Agreement, Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) other than Excluded Shares for an amount in cash equal to $8.60 per Share (such amount or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), without interest, and subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.7(g).

Whereas, following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.6, (i) each issued and outstanding Share (other than any Excluded Shares) as of the Effective Time shall be converted into the right to receive the Offer Price, without interest and (ii) the Company shall become a direct wholly owned Subsidiary of Parent as a result of the Merger.

Whereas, the board of directors of the Company (the “Company Board”) has unanimously (i) resolved that the entry into this Agreement and the consummation of the Transactions are advisable, fair to and in the best interest of, the Company and its stockholders, (ii) resolved that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the recommendation of the Company Board, the “Company Board Recommendation”).

Whereas, the board of directors of each of Parent and Purchaser has (i) resolved that the entry into this Agreement and the consummation of the Transactions are advisable, fair to and in the best interest of Parent and Purchaser and their respective stockholders and (ii) authorized and approved the execution, delivery and performance by each of Parent and Purchaser of this Agreement and the consummation of the Transactions.

Whereas, each of Parent, Purchaser and the Company acknowledges and agrees that the Company Board has determined that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following consummation (as defined in Section 251(h) of the DGCL) of the Offer.

Whereas, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, certain stockholders of the Company are executing and delivering a Tender and Support Agreement in favor of Parent and Purchaser (the “Tender and Support Agreements”), pursuant to which such stockholders, among other things, will agree to tender all Shares beneficially owned by them to Purchaser in the Offer.

Agreement

Now, Therefore, the Parties to this Agreement, intending to be legally bound, agree as follows:

Article 1. THE OFFER

1.1            The Offer.

(a)            Commencement of the Offer. Provided that this Agreement has not been validly terminated in accordance with Article 7, as promptly as practicable after the date of this Agreement but in no event later than August 19, 2025, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer upon the terms and subject to the conditions set forth herein.

(b)            Terms and Conditions of the Offer. Subject to the satisfaction or (to the extent permitted hereunder) waiver of the conditions set forth in Annex I (collectively, the “Offer Conditions”), as soon as practicable after the Expiration Date, Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms and promptly accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that reflects the terms set forth in this Agreement and the Offer Conditions. Purchaser expressly reserves the right at any time and from time to time to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that without the prior written consent of the Company, Purchaser shall not (and Parent shall cause Purchaser not to) (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions or any other terms or conditions of this Agreement in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (F) change or waive the Minimum Condition or the Regulatory Condition, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required by this Agreement or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Shares held by them into the Offer.

(c)            Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute following 11:59 p.m., Eastern Time, on the twentieth (20th) business day following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act, unless otherwise agreed to in writing by Parent and the Company (such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Subject to the Parties’ respective termination rights under Article 7:

(i)            Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for the minimum period required by any Legal Proceeding or Order, or any rule, regulation, interpretation or position of the SEC or Nasdaq or the respective staffs of the SEC or Nasdaq (including in order to comply with the Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or Nasdaq or the respective staffs of the SEC or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents; and

(ii)            if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one or more successive extension periods of ten (10) business days (or such longer period as may be approved in advance by the Company) per extension (with each such period to end at 11:59 p.m., Eastern Time, on the last business day of such period) (or any other period as may be approved in advance by the Company) in order to permit the satisfaction of all of Offer Conditions; provided, however, that if, as of the first then-scheduled expiration of the Offer at which the sole then-unsatisfied condition to the Offer is the Minimum Condition, Parent shall not (and shall not obligated to cause Purchaser to) be required to extend the Offer for more than three (3) further occasions of ten (10) business days each (with such period to end at 11:59 p.m., Eastern Time, on the last business day of such period) pursuant to this clause (ii);

provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in compliance with Article 7 and (y) the Termination Date or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser shall not terminate or withdraw the Offer prior to any scheduled Expiration Date (or any rescheduled Expiration Date) without the prior written consent of the Company, except in the event that this Agreement is validly terminated pursuant to Article 7.

(d)            Termination of Offer. In the event that this Agreement is validly terminated pursuant to the terms of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within one business day of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e)            Offer Documents. On the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares. Parent and Purchaser agree that they shall cause the Schedule TO and all amendments, supplements and exhibits thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, or to correct any material omissions therefrom, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Acquired Companies and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). Parent and Purchaser shall provide the Company and its counsel reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any substantive comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such substantive comments. Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments, and Parent and Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Purchaser shall respond as promptly as reasonably practicable to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(f)            Adjustments to Offer Price. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be equitably adjusted to reflect such change and provide the holders of each Share the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 1.1(f) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

(g)            Payment; Funds. On the terms and subject to the conditions set forth in this Agreement and the Offer, including the satisfaction or, to the extent permitted hereunder, waiver of all Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to), at or as promptly as practicable following the Expiration Date (as it may be extended in accordance with Section 1.1(c)), but in any event within one (1) business day thereof, irrevocably accept for payment (the time of such acceptance, the “Offer Acceptance Time”), and, at or as promptly as practicable following the Offer Acceptance Time, but in any event within three (3) business days thereof, pay for, all Shares that are validly tendered and not withdrawn pursuant to the Offer; provided, that with respect to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Purchaser shall be under no obligation to make any payment for such Shares unless and until such Shares are delivered in settlement or satisfaction of such guarantee. Without limiting the generality of Section 8.10, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. The Offer Price payable in respect of each Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid, without interest, net to the holder thereof in cash, subject to any withholding Taxes payable in respect thereof pursuant to applicable Legal Requirements and Section 2.7(g). The Company shall register the transfer of any Shares irrevocably accepted for payment effective immediately after the Offer Acceptance Time; provided, that Purchaser shall have paid for such Shares concurrently with such transfer.

1.2            Company Actions.

(a)            Schedule 14D-9. Provided that this Agreement has not been validly terminated in accordance with Article 7, as promptly as reasonably practicable following the filing by Parent and Purchaser of the Schedule TO (and, in any case on the same date as the Schedule TO provided that such date shall be on or after August 13, 2025 and the Parent has given advance notice to the Company thereof) , the Company shall file with the SEC, in a manner that complies with Rule 14d-9 under the Exchange Act, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that (i) shall reflect the terms set forth in this Agreement, (ii) unless the Company Board has made a Company Adverse Change Recommendation in accordance with Section 5.4(b), shall reflect the Company Board Recommendation and (iii) shall include a notice of appraisal rights and other information in accordance with Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements. If requested by the Company, Parent shall cause the Schedule 14D-9 to be disseminated to the holders of Shares together with the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be promptly filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Parent and Purchaser and their stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a) so as to enable the Company to comply with its obligations hereunder. Unless the Company Board has made a Company Adverse Change Recommendation in accordance with Section 5.4(b), the Company shall (A) provide Parent and its counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, (B) provide Parent and its counsel with any substantive comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such substantive comments and (C) provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff and a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments, and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel. The Company shall use commercially reasonable efforts to respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(b)            Stockholder Lists. The Company shall promptly furnish to Parent, or cause to be promptly furnished to Parent, after the date of this Agreement and from time to time thereafter as reasonably requested by Parent, a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the commencement of the Offer. Subject to applicable Legal Requirements, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, lists and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly, upon request by the Company deliver, and shall use their commercially reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

(c)            Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Offer Acceptance Time.

Article 2. MERGER TRANSACTION

2.1            Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Parties shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company will continue as the Surviving Corporation.

2.2            Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3            Closing; Effective Time.

(a)            Unless this Agreement shall have been validly terminated pursuant to Article 7, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as reasonably practicable, and in any event within two (2) business days of the Offer Acceptance Time, following the consummation (as defined in Section 251(h) of the DGCL) of the Offer, and subject to the satisfaction or waiver of the conditions set forth in Article 6 (other than any such conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), unless another date, time or place is agreed to in writing by the Parties. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

(b)            Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4            Certificate of Incorporation and Bylaws. At the Effective Time:

(a)            the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation; and

(b)            the bylaws of Purchaser as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Purchaser shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws.

2.5            Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Purchaser as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of the Purchaser as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

2.6            Conversion of Shares.

(a)            At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i)            any Shares then held by any Acquired Company or held in the Company’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)           any Shares then held by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)          any Shares irrevocably accepted for purchase in the Offer shall no longer be outstanding and shall be canceled and shall cease to exist, and no additional consideration shall be delivered in exchange therefor;

(iv)          except as provided in Section 2.6(a)(i), Section 2.6(a)(ii) and Section 2.6(a)(iii) and subject to Section 2.6(b), each Share then outstanding immediately prior to the Effective Time (other than any Dissenting Shares, which shall have only the rights set forth in Section 2.7) shall be canceled and cease to exist and be converted into the right to receive the Offer Price (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.7(g); and

(v)           each share of the common stock, par value of $0.001 per share, of Purchaser then outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid, and non-assessable share of common stock of the Surviving Corporation.

(b)            If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately and equitably adjusted to provide the holders of Shares and holders of Company Options, RSU Awards, and PSU Awards with the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.6(b) shall be construed to permit the Company to take any action that is prohibited by the terms of the Agreement.

2.7            Surrender of Certificates; Stock Transfer Books.

(a)            Prior to the Offer Acceptance Time, Parent shall designate a reputable U.S. bank or trust company reasonably acceptable to the Company to act as depositary agent for the Company Stockholders entitled to receive the Offer Price pursuant to Section 1.1(b) and to act as the paying agent for the Company Stockholders entitled to receive Merger Consideration pursuant to Section 2.6 (the “Paying Agent”). Parent shall pay, or cause to be paid, all fees and expenses of the Paying Agent. The agreement entered into prior to Closing pursuant to which Parent shall appoint the Paying Agent (the “Paying Agent Agreement”) shall be in form and substance reasonably acceptable to the Company. At or promptly following the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash in immediately available funds in U.S. dollars an amount sufficient to make payment of the aggregate Offer Price payable pursuant to Section 1.1(b) and the aggregate Merger Consideration, Option Consideration, RSU Consideration, and PSU Consideration payable pursuant to Section 2.6 and Section 2.9 (other than such Option Consideration, RSU Consideration, and PSU Consideration payable through payroll in accordance with Section 2.9(d)) (such deposits together, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration, Option Consideration, RSU Consideration and PSU Consideration in the Merger as provided herein (other than such Option Consideration, RSU Consideration, and PSU Consideration payable through payroll in accordance with Section 2.9(d)). The Payment Fund shall be invested by the Paying Agent as and to the extent reasonably directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months; provided, further, that no gain or loss on the Payment Fund shall affect the amounts payable hereunder. In the event the Payment Fund shall be insufficient to pay the Offer Price in accordance with Section 1.1(b) and the Merger Consideration in accordance with Section 2.6, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the shortfall that is required to make such payment.

(b)            Promptly after the Effective Time (but in no event later than five (5) business days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide to each Person who was, at the Effective Time, a holder of record of Shares (other than Excluded Shares) that are (i) represented by certificates evidencing such Shares (the “Certificates”) or (ii) Book-Entry Shares that are not held, directly or indirectly, through the Depository Trust Company (“DTC”), in the case of each of clauses (i) and (ii), notice advising such Person of the occurrence of the Effective Time, which notice shall include (A) appropriate transmittal materials, including a letter of transmittal (which shall be in reasonable and customary form), specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms of the conditions of the Paying Agent Agreement), as applicable and (B) instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) or such Book-Entry Shares to the Paying Agent in exchange for the Merger Consideration that such holder is entitled to receive as part of the Merger pursuant to Section 2.6. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof.

(c)            With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to Section 2.6.

(d)            Upon surrender to the Paying Agent of the Shares that (i) are represented by Certificates, by physical surrender of such Certificates (or effective affidavits of loss in lieu thereof), together with duly completed and executed appropriate transmittal materials required by the Paying Agent, (ii) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of such Book-Entry Shares (or such other reasonable evidence, if any, of such surrender as the Paying Agent may be reasonably request pursuant to the terms and conditions of the Paying Agent Agreement) and (iii) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary and desirable third-party intermediaries pursuant to Section 2.7(c), the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Payment Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds equal to the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.7, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.6.

(e)            At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f)            At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements.

(g)            Each of the Surviving Corporation, Parent and Purchaser, and their Affiliates, shall be entitled to deduct and withhold (or cause the Paying Agent, or any other applicable withholding agent, to deduct and withhold) from any consideration payable pursuant to this Agreement or the Offer to any holder of Shares, Company Options, RSU Awards or PSU Awards or any other consideration otherwise payable pursuant to this Agreement such Taxes as it is required by any applicable Legal Requirements to deduct and withhold. Each such payor shall take all action that may be necessary to ensure that any such amounts so deducted or withheld are timely and properly remitted to the appropriate Governmental Body. If any deduction or withholding obligation may be avoided or reduced by a payee providing information or documentation to the applicable payor, such payor shall make a written request for such information from such payee and use commercially reasonable efforts to avoid or reduce such deduction or withholding obligation (including by providing the payee the opportunity to provide applicable Tax forms, such as an IRS Form W-9 or an appropriate IRS Form W-8, as applicable). To the extent that any amounts are so deducted or withheld and are timely remitted to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(h)            If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.7(g)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Article 2.

2.8            Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, Shares outstanding immediately prior to the Effective Time that are held by holders who (a) are entitled to demand appraisal rights under Section 262 of the DGCL, (b) have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and (c) as of the Effective Time have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (such Shares, the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration as of the Effective Time, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that, if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.7(g)), and such Shares shall not be deemed to be Dissenting Shares. The Company shall provide Parent prompt written notice of any written (or to the Company’s knowledge, oral) demands received by the Company for appraisal of any Shares, any written (or to the Company’s knowledge, oral) withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL or other applicable Legal Requirements that relates to such demand, and Parent will have the opportunity and right to participate in and, and after the Effective Time direct, all negotiations and Legal Proceedings with respect to such demands. The Company shall provide each of the holders of Shares as of the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL with the notice contemplated thereby as part of the Schedule 14D-9. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Shares.

2.9            Treatment of Company Stock Awards.

(a)            Each Company Option that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each vested Company Option (after giving effect to the acceleration treatment set forth in the preceding sentence) that is then outstanding and unexercised as of immediately before the Effective Time shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess of the Merger Consideration over the exercise price payable per Share under such Company Option (the “Option Consideration”). Each Company Option with a per Share exercise price that is equal to or greater than the Merger Consideration shall be cancelled at the Effective Time without the payment of consideration therefor.

(b)            Each restricted stock unit award granted pursuant to any of the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted (other than a PSU Award) (each, an “RSU Award”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Shares issuable in settlement to such RSU Award immediately prior to the Effective Time without regard to vesting, multiplied by (ii) the Merger Consideration (the “RSU Consideration”).

(c)            Each restricted stock unit award subject to any performance-based vesting conditions granted pursuant to any of the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted (each, a “PSU Award”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the maximum number of Shares issuable in settlement to such PSU Award immediately prior to the Effective Time without regard to vesting, multiplied by (ii) the Merger Consideration (the “PSU Consideration”).

(d)            As soon as reasonably practicable after the Effective Time (but no later than the next regularly scheduled payroll date that is not less than five (5) business days after the Effective Time) Parent shall, or shall cause the Surviving Corporation to, pay through the Surviving Corporation’s payroll, the aggregate Option Consideration, RSU Consideration, and PSU Consideration payable with respect to Company Options, RSU Awards and PSU Awards held by current or former employees of the Company or any other Acquired Company (net of any withholding Taxes required to be deducted and withheld by applicable Legal Requirements in accordance with Section 2.7(g)); provided, however, that to the extent the holder of a Company Option, RSU Award or PSU Award is not, and was not at any time during the vesting period of the Company Option, RSU Award or PSU Award, an employee of the Company or any other Acquired Company for employment tax purposes, the Option Consideration, RSU Consideration, or PSU Consideration payable pursuant to Section 2.9 with respect to such Company Option, RSU Award, or PSU Award shall be deposited in the Payment Fund and paid by the Paying Agent in the manner described in Section 2.7.

(e)            Prior to the Closing, the Company Board or any duly authorized committee thereof shall (i) adopt such resolutions and take such other actions as are necessary to give effect to the transactions contemplated by this Section 2.9, (ii) ensure that after the Effective Time no holder of Company Stock Awards shall have any right thereunder to acquire any securities of the Company, the Surviving Corporation or Parent, or to receive any payment or benefit with respect to any Company Stock Award, except as provided in this Section 2.9, (iii) ensure that after the Effective Time no further Company Stock Awards or other rights with respect to Shares shall be granted or outstanding under the Company Equity Plans, and (iv) adopt such resolutions and take such other actions as are necessary such that, subject to the consummation of the Merger, the Company Equity Plans shall terminate effective immediately prior to the Effective Time.

2.10            Company ESPP. As soon as reasonably practicable following the date hereof, the Company shall take all actions with respect to the Company’s Employee Stock Purchase Plan (the “Company ESPP”) that are necessary to provide that: (i) following the date hereof, no employee may become a participant in the Company ESPP and no offering period shall commence under the Company ESPP; and (ii) subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Effective Time.

2.11            No Dividends or Distributions. No dividends or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any Shares that are represented by Certificates or Book-Entry Shares.

2.12            Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

Article 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case, pursuant to the Exchange Act on or after January 1, 2022 and at least one (1) business day prior to the date of this Agreement (other than any disclosures contained or referenced therein under the captions “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and any other disclosures contained or referenced therein, in each case to the extent such disclosures are predictive, cautionary or forward-looking in nature) or (b) subject to the terms of Section 8.12, as set forth in the disclosure letter delivered by the Company to Parent and Purchaser on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Purchaser as follows:

3.1            Due Organization and Good Standing.

(a)            The Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except, in each case, where the failure to have such power or authority does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is qualified or licensed to do business, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected (i) to have, individually or in the aggregate, a Material Adverse Effect or (ii) to prevent or materially impair the ability of the Company to consummate the Transactions prior to the Termination Date or to perform its obligations under this Agreement.

(b)            Section 3.1(b) of the Company Disclosure Letter identifies each Subsidiary of the Company and indicates its jurisdiction of organization. None of the Acquired Companies (i) owns any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Section 3.1(b) of the Company Disclosure Letter and (ii) has agreed, is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(c)            Each Subsidiary of the Company is an Entity duly organized or formed, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization, except where the failure to be in good standing does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Subsidiary of the Company has all necessary power and authority (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except, in each case, where the failure to have such power or authority does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Subsidiary of the Company is qualified or licensed to do business, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected (i) to have, individually or in the aggregate, a Material Adverse Effect or (ii) to prevent or materially impair the ability of the Company to consummate the Transactions prior to the Termination Date or to perform its obligations under this Agreement.

3.2            Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each of the Acquired Companies, including all amendments thereto, as in effect on the date hereof, and no Acquired Company is in violation of any of its certificate of incorporation, bylaws or other charter or organizational documents, as applicable, in any material respect.

3.3            Authority; Binding Nature of Agreement; Anti-Takeover Laws.

(a)            The Company has the corporate power and authority to enter into and deliver and to perform its obligations under this Agreement and, subject to the satisfaction of the Minimum Condition, to consummate the Transactions. The Company Board (at a meeting duly called and held) has unanimously (i) determined that the entry into this Agreement and the consummation of the Transactions are advisable, fair to and in the best interest of, the Company and its stockholders, (ii) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC and disseminated to the Company’s stockholders, which resolutions, subject to Section 5.4, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(b)            Assuming the accuracy of the representations and warranties set forth in Section 4.8, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Laws shall be inapplicable to: (A) the execution, delivery and performance of this Agreement, (B) the consummation of the Offer, the Merger and the other Transactions and (C) the Tender and Support Agreements.

3.4            Capitalization, Etc.

(a)            The authorized capital stock of the Company consists of: (i) 100,000,000 shares of Company Common Stock, of which 45,438,420 shares have been issued and are outstanding as of the close of business on the Reference Date; and (ii) 5,500,000 shares of Company Preferred Stock, none of which are issued and outstanding as of the close of business on the Reference Date. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable.

(b)            (i) None of the outstanding Shares is entitled or subject to any preemptive right, anti-dilutive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right, (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company, (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having a right to vote on any matters on which the Company Stockholders have a right to vote and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares. The Company Common Stock constitutes the only outstanding class of securities of the Acquired Companies registered under the Securities Act or the Exchange Act.

(c)            As of the close of business on the Reference Date: (i) 10,683,404 Shares are subject to issuance pursuant to outstanding Company Options; (ii) 808,596 Shares are subject to or otherwise deliverable in connection with outstanding RSU Awards, (iii) 223,100 Shares are subject to or otherwise deliverable in connection with outstanding PSU Awards, assuming a maximum number of Shares to be issued under such PSU Awards; (iv) no Shares are subject to outstanding purchase rights under the Company ESPP and no Shares have been previously purchased under the Company ESPP; (v) 2,831,431 Shares were reserved for future issuance under the Company Equity Plans and (vi) 700,000 Shares were reserved for future issuance under the Company ESPP.

(d)            Except as otherwise set forth in this Section 3.4, as of the close of business on the Reference Date, there are no: (i) outstanding shares of capital stock, or other equity interest in the Company; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of capital stock, restricted stock units, stock-based performance units or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iv) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which any Acquired Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e)            The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of all Company Equity Plans covering the Company Options, RSU Awards, and PSU Awards outstanding as of the date of this Agreement and the forms of all award agreements evidencing such Company Stock Awards, and no Company Stock Award agreement materially deviates from such forms. Section 3.4(e) of the Company Disclosure Letter sets forth, as of the close of business on the Reference Date, an accurate and complete list of each outstanding Company Option, RSU Award and PSU Award and, to the extent applicable, (i) the name (or employee identification number) of the holder thereof, (ii) the number of Shares subject to such Company Stock Award (assuming performance conditions are satisfied in full for PSU Awards), (iii) the exercise price per Share, (iv)  the Company Stock Award Grant Date, (v) the vesting commencement date, (vi) the vesting schedule, including any performance conditions (and the terms of any acceleration thereof) and the extent to which the Company Stock Award is vested and unvested as of the Reference Date, (vii) the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law providing favorable Tax treatment), (viii) the expiration date of each Company Stock Award, (ix) the Company Equity Plan under which such Company Stock Award was granted, and (x) the country and state of residence of such Company Stock Award holder. All grants of Company Options, RSU Awards, and PSU Awards were validly issued no later than the date on which the grant of such Company Stock Award was by its terms to be effective (the “Company Stock Award Grant Date”) and properly approved by the Company Board (or a duly authorized committee thereof) in accordance with all applicable Legal Requirements and the terms of the applicable Company Equity Plan and the exercise price per Share of each Company Option was not less than the fair market value of a Share on the applicable Company Stock Award Grant Date. The Company Equity Plans comply with the Danish Stock Options Act, as applicable. Other than as set forth in Section 3.4(e) of the Company Disclosure Letter, as of the Reference Date, there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, performance stock unit award, restricted stock award, stock appreciation, phantom stock, profit participation or similar rights or equity or equity-based awards with respect to the Company. Each Company Stock Award is exempt from Section 409A of the Code.

(f)             Section 3.4(f) of the Company Disclosure Letter identifies each Company Associate with an outstanding offer letter, employment agreement or other Contract or Employee Plan as of the date hereof that contemplates a grant of, or right to purchase or receive: (i) Company Options, RSU Awards, PSU Awards or other equity awards with respect to Shares or (ii) other securities of the Company that, in each case, have not been issued or granted as of the close of business on the Reference Date, together with the number of Shares underlying such contemplated grant of Company Options, RSU Awards, PSU Awards or other equity awards and any material promised terms thereof.

(g)            All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

3.5            Merger Approval. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition and the accuracy of the representations and warranties set forth in Section 4.8, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and the Merger.

3.6            Non-Contravention; Consents. Assuming compliance with the applicable provisions of the Exchange Act, the DGCL, the HSR Act and the rules and regulations of Nasdaq, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) conflict with or cause a violation of any of the provisions of the Certificate of Incorporation or bylaws (or similar organizational documents) of any Acquired Company; (b) conflict with or cause a violation by any Acquired Company of any Legal Requirements or Order applicable to any Acquired Company, or to which any Acquired Company is subject; (c) conflict with, result in breach of, or constitute a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, would constitute a default or give rise to any such right), under any Material Contract, require any Consent or notice under any Material Contract or give rise to any right of purchase, termination, amendment, cancellation, acceleration or obligation or the loss of any benefit to which any Acquired Company is entitled under any Material Contract, or (d) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of any Acquired Company, except in the case of clauses (b), (c) and (d), for such violations, conflicts, breaches, defaults, loss of rights or benefits or failure to provide any Consents or notices as would not reasonably be expected (i) to have, individually or in the aggregate, a Material Adverse Effect, or (ii) to prevent or materially impair the ability of the Company to consummate the Transactions prior to the Termination Date or to perform its obligations under this Agreement. Except as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9), the DGCL, the HSR Act and the rules and regulations of Nasdaq, the Acquired Companies are not required to give notice to, make any filing with or obtain any Consent from any Governmental Body at or prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by the Company of the Merger, except those notifications, filings or Consents that the failure to so give, make, obtain or receive would not reasonably be expected (i) to have, individually or in the aggregate, a Material Adverse Effect, or (ii) to prevent or materially impair the ability of the Company to consummate the Transactions prior to the Termination Date or to perform its obligations under this Agreement.

3.7            SEC Filings; Financial Statements.

(a)            Since January 1, 2023, the Company has timely filed or furnished all material reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2023, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document. There are no amendments or modifications to the Company SEC Documents that are required to be filed with (or furnished to) the SEC, but that have not yet been filed with (or furnished to) the SEC.

(b)            The audited and unaudited financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents (except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the financial position of the Acquired Companies as of the respective dates thereof and the stockholders’ equity, results of operations and cash flows of the Acquired Companies for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). No financial statements of any Person are required by GAAP to be included in the financial statements of the Company.

(c)            The Company maintains, and at all times since January 1, 2023 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since January 1, 2023, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; (B) any illegal act or fraud, whether or not material, that involves the management or other employees of the Acquired Companies; or (C) any claim or allegation regarding any of the foregoing.

(d)            The Company maintains, and at all times since January 1, 2023 has maintained, disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to provide reasonable assurance that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e)            No Acquired Company is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Documents.

(f)            As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company. The Company has made available to Parent copies of all material correspondence from January 1, 2023 through the date hereof between the SEC and the Company.

(g)            Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i)            The information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii)          The Company makes no representation or warranty with respect to statements made or incorporated by reference in any Company Disclosure Documents based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

3.8            Absence of Changes. From December 31, 2024 through the date of this Agreement, (a) except for the transactions contemplated by this Agreement and discussions and negotiations related thereto and to other strategic transactions and alternatives considered by the Company, the Acquired Companies have operated in all material respects in the ordinary course of business, (b) there has not occurred a Material Adverse Effect or any other Effect that would reasonably be expected to prevent or materially impair the ability of the Company to consummate the Transactions prior to the Termination Date or perform its obligations under this Agreement, and (c) no actions have been taken by the Company or any of its Subsidiaries that, if taken during the period between the date of this Agreement would have been prohibited by Sections 5.2(b)(vi), (vii) (viii), (x), (xi), (xii), (xiii), (xv), (xxvii), or (xxviii), if taken or proposed to be taken after the date of this Agreement.

3.9            Liabilities. The Acquired Companies do not have any Liabilities of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except for: (i) Liabilities disclosed on (A) the Company’s audited balance sheet as of December 31, 2024, including the footnotes thereto, included in the Company’s Annual Report on Form 10-K for the period ended December 31, 2024 or (B) on the Company’s unaudited balance sheet as of March 31, 2025, including the footnotes thereto, included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2025; (ii) Liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) Liabilities for performance of obligations of an Acquired Company under Contracts binding upon an Acquired Company (other than resulting from any breach or acceleration thereof) in effect as of the date hereof or entered into from and after the date hereof to the extent permitted to be entered into; (iv) Liabilities incurred since the date of the Balance Sheet in the ordinary course of business or in connection with the Transactions; and (v) Liabilities that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.10          Title to Assets. The Acquired Companies have good and valid title to all tangible assets owned by them as of the date of this Agreement, including all material tangible assets (other than capitalized or operating leases) reflected on the Company’s unaudited balance sheet in the most recent Quarterly Report on Form 10-Q (the “Balance Sheet”) filed by the Company with the SEC (but excluding intellectual property which is covered by Section 3.12), except for assets (including inventory) sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet and except where such failure would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.11          Real Property.

(a)            The Acquired Companies do not own any real property.

(b)            Section 3.11(b) of the Company Disclosure Letter sets forth all real property that is leased, subleased, used or otherwise occupied by the Acquired Companies from another Person (the “Leased Real Property”). The Company has made available to Parent and the Purchaser true and correct copies of each Company Lease (including all amendments and supplements thereto). Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Acquired Companies hold a valid and existing leasehold interest in each Leased Real Property, and to the knowledge of the Company, such leasehold interest in each Leased Real Property is free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances described in the Company Leases. None of the Acquired Companies has violated, or is in breach or default of, any Company Lease, except for violations, breaches or defaults, that have not had, and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, none of the Acquired Companies has received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, in each case, except for violations or breaches that have not had, and would not be reasonably likely (i) to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2023, no Acquired Company has exercised or given any notice of exercise of, nor has any landlord exercised or given any notice of, any right of first offer or right of first refusal contained in any Company Lease. Except as has not had, and would not be reasonably likely have, individually or in the aggregate, a Material Adverse Effect, each Acquired Company is in peaceful and undisturbed possession of the Leased Real Property, and, to the knowledge of the Company, there are no restrictions that preclude or restrict the ability of such Acquired Company to use the Leased Real Property for the purposes for which it is currently being used.

3.12          Intellectual Property.

(a)            Section 3.12(a) of the Company Disclosure Letter identifies each item of Registered IP in the (i) Company Owned IP or (ii) Company Licensed IP, in each case ((i) and (ii)), together with the name of the current owner(s), the applicable jurisdictions, the issuance, application or registration numbers and the dates of issuance, application or registration of the item. To the knowledge of the Company, all Registered IP in the Company Owned IP or the Company Licensed IP that has been issued or that have completed registration is valid, subsisting and enforceable. As of the date of this Agreement, no interference, opposition, reissue, reexamination, inter partes review, post-grant review, deviation proceeding, cancellation proceeding, arbitration, mediation, Governmental Body proceeding, or other proceeding of any nature (other than patent or trademark prosecution activities being conducted before a Governmental Body in the ordinary course of business) is pending or, to the knowledge of the Company, threatened in writing, in which the scope, validity, enforceability or ownership of any Company Owned IP or Company Licensed IP is being or has been contested or challenged, except as would not be, and would not reasonably be expected to be, material to the Acquired Companies, taken as a whole. All necessary registration, maintenance and renewal fees and filings due as of the date of this Agreement or that will come due prior to the Closing Date or 30 days thereafter, as applicable, in connection with the Company Owned IP and Company Licensed IP have been or will be made (with respect to fees and filings that will come due between the date of this Agreement and the Closing Date in connection with the Company Licensed IP, to the extent that an Acquired Company controls the filing, prosecution or maintenance thereof under the terms of the applicable In-bound License), for the purposes of prosecuting, perfecting and maintaining such Company Owned IP and Company Licensed IP.

(b)            Except as would not be, and would not reasonably be expected to be, material to the Acquired Companies, taken as a whole, the Acquired Companies (i) are the sole and exclusive owner of and own all right, title and interest in and to all Company Owned IP, free and clear of all Encumbrances other than Permitted Encumbrances, (ii) hold valid and enforceable rights under all Company Licensed IP, free and clear of all Encumbrances other than Permitted Encumbrances, and (iii) to the knowledge of the Company, have a valid and enforceable license or right to use all other material Intellectual Property Rights used by the Acquired Companies in their respective businesses as currently conducted or as currently contemplated to be conducted. Each Company Associate involved in the creation or development of any material Company Owned IP (and any other Person who is otherwise an inventor of any material Company Owned IP or, to the knowledge of Company, material Company Licensed IP) pursuant to such Company Associate’s or other Person’s activities on behalf of an Acquired Company or the applicable third party licensor, as applicable, has (in the case of third party licensors, to the knowledge of the Company) signed a valid and binding written agreement containing (i) a present assignment of Intellectual Property Rights to an Acquired Company or, to the knowledge of the Company, such third party licensor; and (ii) customary confidentiality provisions protecting the proprietary interests of the applicable Acquired Company or third party licensor with respect to such Company Owned IP or Company Licensed IP, except in each case of the foregoing clauses (i) and (ii), for any instance where a failure to do so would not be, and would not reasonably be expected to be, material to the Acquired Companies, taken as a whole. Except as would not be, and would not reasonably be expected to be, material to the Acquired Companies, taken as a whole, to the knowledge of Company, no Company Associate or such other Person involved in the creation or development of any material Company Owned IP or Company Licensed IP has breached such agreement.

(c)            Except as would not be, and would not reasonably be expected to be, material to the Acquired Companies, taken as a whole, to the knowledge of the Company, the Company Owned IP and the Company Licensed IP includes all Intellectual Property Rights sufficient for the operation of the business of the Company as currently conducted with respect Danyelza (in each case, free and clear of any Encumbrances other than Permitted Encumbrances); provided, that this Section 3.12(c) shall not be construed as a representation with respect to the non-infringement, non-misappropriation or other non-violation of any Intellectual Property Right owned by any Person. Except as would not be, and would not reasonably be expected to be, material to the Acquired Companies, taken as a whole, to the knowledge of the Company, no Acquired Company is subject to any Order that does or would restrict or impair the use of any Company Owned IP or Company Licensed IP.

(d)            Except as would not be, and would not reasonably be expected to be, material to the Acquired Companies, taken as a whole, (i) no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used or is being used to create Company Owned IP or, to the knowledge of the Company, Company Licensed IP and (ii) no such entity has asserted any ownership interest or other right in any Company Owned IP or, to the knowledge of Company, Company Licensed IP.

(e)            Section 3.12(e) of the Company Disclosure Letter sets forth each agreement pursuant to which an Acquired Company: (i) is granted a license, covenant not to sue, assert, or enforce, option, right of purchase or first or last refusal, or other right in or to or to any Company Licensed IP or material Intellectual Property Right that covers, is incorporated into, or is currently used in the production of, any Company Product (each, an “In-bound License”) or (ii) grants to any third party a license, covenant not to sue, assert, or enforce, option, right of purchase or first or last refusal, or other right in or to or under any Company Owned IP or Company Licensed IP (each, an “Out-bound License”); provided, that (x) In-bound Licenses shall not include (and Section 3.12(e) of the Company Disclosure Letter may exclude) any (1) materials transfer agreements, (2) clinical trial agreements, (3) nondisclosure agreements, (4) Contracts under which a non-exclusive license is granted to Company that is incidental to the receipt of services or deliverables, and (5) commercially available software-as-a-service offerings agreements and off-the-shelf software license agreements commonly referred to as “open source,” “public,” or “freeware”, which is made available under commercially standardized terms in non-exclusive click-wrap or shrink-wrap license agreements, in each case ((1)-(4)), entered into in the ordinary course of business, and (y) Out-bound Licenses shall not include (and Section 3.12(e) of the Company Disclosure Letter may exclude) any (1) materials transfer agreements, (2) clinical trial agreements, (3) nondisclosure agreements, and (4) Contracts under which non-exclusive out-bound licenses are granted from an Acquired Company that is incidental to the receipt or provision of services or deliverables, in each case ((1)-(4)), entered into in the ordinary course of business (collectively (x) and (y), “Standard Contracts”).

(f)            The execution, delivery or performance of this Agreement and the consummation of the Transactions will not: (i) result in any Person acquiring, having, or receiving any ownership, co-ownership, license, covenant not to sue, assert, or enforce, immunity from liability or Legal Proceeding, option, right of purchase or first or last refusal, or other right in or to or under any Company Owned IP or Company Licensed IP; (ii) result in any termination, modification, or change, or result in any Person having the right to terminate, modify, or change, any right in or under any In-bound License or any Out-bound License or any term of any In-bound License or any Out-bound License, including any royalty, fees, or other amount in connection therewith; or (iii) result in any loss or impairment of any ownership or right in or to any Company Owned IP or Company Licensed IP.

(g)            To the knowledge of the Company: (i) the operation of the business of the Acquired Companies (including the commercialization of Danyelza) as currently conducted or as currently contemplated to be conducted does not and will not (A) infringe any Registered IP owned by any other Person or (B) except as would not be, and would not reasonably expected to be, material to the Acquired Companies, taken as a whole, misappropriate or otherwise violate any other Intellectual Property Right owned by any other Person; and (ii) except as would not be, and would not reasonably expected to be, material to the Acquired Companies, taken as a whole, no Person is infringing, misappropriating or otherwise violating or, since January 1, 2023, has infringed, misappropriated or otherwise violated, any Company Owned IP or any Company Licensed IP. As of the date of this Agreement, there is no Legal Proceeding (A) pending (or, to the knowledge of the Company, threatened in writing) against an Acquired Company alleging that the operation of the businesses of an Acquired Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) pending (or threatened in writing) by an Acquired Company that another Person has infringed, misappropriated or otherwise violated any of the Company Owned IP or any Company Licensed IP. Since January 1, 2023, no Acquired Company has received any written notice or other written communication alleging that the operation of the business of an Acquired Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(h)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Acquired Companies have taken reasonable security and other measures, including measures against unauthorized disclosure, to protect the secrecy, confidentiality, and value of its trade secrets and other material confidential technical information, and no such trade secrets and other material confidential technical information have been disclosed by an Acquired Company to any Persons other than to Company Associates and other Persons, in each case ((i) and (ii)), that are bound by written, valid and binding confidentiality agreements (or equivalent obligations).

(i)            As of the date of this Agreement, none of the Company Owned IP or, to the knowledge of the Company, Company Licensed IP is subject to any pending or outstanding injunction, directive, order, judgment, or other disposition of a dispute that adversely and materially restricts the use of any such Company Owned IP or Company Licensed IP, other than patent or trademark prosecution activities being conducted before a Governmental Body in the ordinary course of business.

3.13          Data Protection.

(a)            Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2023, the Acquired Companies (i) are, and have been, in compliance with applicable Data Security Requirements, including Processing all Personal Information in compliance with applicable Data Security Requirements, (ii) have not experienced any Security Incidents, and (iii) have not received, or otherwise been subject to, any written notices, complaints, notices, audits, proceedings, investigations or claims conducted or asserted by any other Person (including any Governmental Body) regarding any unauthorized or unlawful Processing of Personal Information or violation of applicable Data Security Requirements.

(b)            The execution, delivery, or performance of this Agreement by the Company and the consummation of this Agreement will not violate applicable Data Security Requirements in any material respect.

(c)            None of the Acquired Companies is a “covered entity” or is engaging in activities that make it a “business associate” as those terms are defined in the Health Insurance Portability and Accountability Act and the regulations promulgated thereunder and codified at 45 C.F.R. Parts 160 and 164 (collectively, “HIPAA”). No Acquired Company is under investigation by any Governmental Body for a violation of HIPAA.

(d)            The Acquired Companies take commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the data, including Personal Information, in the Acquired Companies’ possession, custody, or control or otherwise Processed on behalf of the Acquired Companies against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures, and (iii) business continuity procedures.

3.14          Contracts.

(a)            Section 3.14(a) of the Company Disclosure Letter identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, other than any Company Contract that (1) is a nondisclosure agreement entered into (x) in the ordinary course of business and not otherwise containing any of the terms described in clauses (i) through (xiv) of this Section 3.14(a) or (y) in connection with discussions, negotiations and transactions related to this Agreement or (2) is an Employee Plan, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i)            any Company Contract (A) containing any exclusivity obligations or otherwise limiting the freedom or right of the Acquired Companies (or, to the knowledge of the Company, immediately after the Closing, Purchaser or any of its Affiliates) to engage in any line of business (including the research, development, manufacture, distribution or commercialization of pharmaceutical products, including any Company Product) or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by an Acquired Company, (C) granting any right of first refusal, right of first offer, right of negotiation, option or similar right with respect to any equity interests or material assets or business of an Acquired Company, or (D) providing for minimum supply or minimum purchase obligations by an Acquired Company;

(ii)           any Company Contract (other than Company Leases and employment agreements) that requires by its terms the payment or delivery of cash or other consideration by or to any Acquired Company in an amount having an expected value in excess of $250,000 in the fiscal year ending December 31, 2025;

(iii)          any individual Company Contract or series of Company Contracts (A) relating to Indebtedness, individually or in the aggregate, in excess of $250,000 (whether incurred, assumed, guaranteed or secured by any asset) of any Acquired Company, or (B) granting any Encumbrance (other than Permitted Encumbrances) over any assets of any Acquired Company;

(iv)         any individual Company Contract that provides for or governs the formation, creation, operation, management or control of a joint venture, partnership, or limited liability corporation, in each case, for the sharing of profits and losses;

(v)          any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of any Acquired Company, the pledging of the capital stock or other equity interests of any Acquired Company or prohibits the issuance of any guaranty by any Acquired Company;

(vi)         any Company Contract (A) with any record or, to the knowledge of the Company, beneficial owner as of the date hereof of five (5) percent or more of the voting securities of the Company or (B) of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act or filed as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(vii)            any Company Contract (A) that provides for the acquisition or disposition by any Acquired Company of assets for consideration in excess of $250,000 or (B) pursuant to which any Acquired Company has acquired or will acquire any ownership interest in any other Person for consideration in excess of $250,000, in each case of clause (A) and (B), with material obligations remaining to be performed or material Liabilities continuing after the date of this Agreement, but excluding any non-exclusive software licenses granted to customers, resellers and original equipment manufacturers in the ordinary course of business;

(viii)       any Company Contract with any Governmental Body with continuing obligations of any Acquired Company;

(ix)          any Company Contract that is an In-bound License or an Outbound License;

(x)           any Company Contract pursuant to which any Acquired Company has unfulfilled obligations or interests involving (A) milestone or other similar contingent payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Acquired Companies or any Company Product;

(xi)          any material Company Contract requiring an Acquired Company to use commercially reasonable (or similar) efforts to conduct certain activities or achieve specific milestones, with respect to, or otherwise related to, the research, development or commercialization of any Company Product; or

(xii)         any individual Company Contract or series of Company Contracts that involves the settlement of any pending or threatened Legal Proceeding that (A) requires any Acquired Company to pay, individually or in the aggregate, in excess of $250,000 where such amount remains unpaid as of the date of this Agreement or (B) materially restricts the manner in which any Acquired Company operates its business.

(b)            As of the date of this Agreement, the Company has either delivered or made available to Parent or Parent’s Representatives an unredacted, correct and complete copy of each Material Contract (and all amendments or supplements thereto) or has publicly made available an unredacted, correct and complete copy of such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Neither the applicable Acquired Company nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, any Material Contract, and neither the applicable Acquired Company, nor, to the knowledge of the Company, any other party thereto, has taken or failed to take any action that with or without notice, lapse of time or both would constitute a breach of, or default under, any Material Contract, in each case, except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Material Contract is enforceable by the applicable Acquired Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (clauses (i) and (ii), the “Bankruptcy and Equity Exceptions”). Since January 1, 2023 and through the date of this Agreement, the Acquired Companies have not received any written notice regarding any material violation or material breach or material default under any Material Contract that has not since been cured, and to the knowledge of the Company, there are no circumstances that could reasonably be expected to give rise to such material violation, material breach or material default. Since January 1, 2023, no Acquired Company has waived any rights under any Material Contract, except for such waivers that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.15          Compliance with Legal Requirements; Regulatory Matters.

(a)            Each Acquired Company and, to the knowledge of the Company and to the extent relating to the operation of the business of the Acquired Companies, each material Collaboration Partner, is, and since January 1, 2022, has been, in compliance with all applicable Legal Requirements and Healthcare Laws, except as would not be, and would not reasonably expected to be, material to the Acquired Companies, taken as a whole. Since January 1, 2022, no Acquired Company and, to the knowledge of the Company and to the extent relating to the operation of the business of the Acquired Companies, no Collaboration Partner, has been given written notice of, or been charged with, any material violation of, any Legal Requirements (including Healthcare Laws).

(b)            Except as would not be material to the Acquired Companies, taken as a whole, (i) the Acquired Companies hold, and since January 1, 2022, have held all Regulatory Permits required for the Acquired Companies to conduct their business, and (ii) each such Regulatory Permit is valid and is in full force and effect. The Acquired Companies are in compliance in all material respects with the terms and requirements of such Regulatory Permits. No deficiencies have been asserted in writing or in any other communication by, or from, any applicable Regulatory Authority with respect to any Regulatory Permits of the Acquired Companies that have not since been resolved.

(c)            (i) Since January 1, 2023, no Acquired Company or, to the knowledge of the Company and to the extent relating to the operation of the business of the Acquired Companies, any Collaboration Partner, has made any false, misleading, or untrue statement of material fact, or failed to disclose a material fact required to be disclosed, to any Regulatory Authority, nor committed any act, made any statement, or failed to make any statement that would reasonably be likely to provide a basis for the U.S. Food and Drug Administration (the “FDA”) to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” or for any other Regulatory Authority to invoke any similar policy; (ii) since January 1, 2022, all preclinical studies and clinical trials sponsored or conducted by or on behalf of the Acquired Companies, including by any Collaboration Partner, have been conducted in compliance in all material respects with applicable Legal Requirements, including Healthcare Laws; (iii) since January 1, 2022, the Acquired Companies and their respective employees, officers, and directors have not been, and, to the knowledge of the Company, no Collaboration Partner has been, (A) debarred (under the provisions of the Generic Drug Enforcement Act of 1992, 21 U.S.C. §335a(a) and (b) or any similar Legal Requirements), (B) excluded from participation in United States federal health care programs (under the provisions of 42 U.S.C. § 1320a-7 or any similar Legal Requirements), (C) convicted of a crime for which a Person can be debarred or excluded or (D) threatened in writing to be debarred or excluded; (iv) since January 1, 2023, none of the Acquired Companies or, to the knowledge of the Company and to the extent relating to the operation of the business of the Acquired Companies, the Collaboration Partners, has (A) received from the FDA any warning letter or untitled letter or (B) been the subject of any Legal Proceeding commenced by or on behalf of a Governmental Body, including the FDA, the DEA, the DOJ, the United States Department of Health and Human Services Office of the Inspector General (“OIG”), or any similar foreign Governmental Body; (v) since January 1, 2023, none of the Acquired Companies and, to the knowledge of the Company and to the extent relating to the operation of the business of the Acquired Companies, the Collaboration Partners has become, continued to be a party to, or been required to enter into any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or other similar written agreement, in each case, with or imposed by any Governmental Body, including the FDA, the DEA, the DOJ, the OIG, or any similar foreign Governmental Body; (vi) since January 1, 2023, (x) all reports, documents, claims, permits, submissions, filings and notices required to be filed with, maintained in connection with, or furnished to a Governmental Body by the Acquired Companies and, to the knowledge of the Company and to the extent relating to the operation of the business of the Acquired Companies, the Collaboration Partners, have been so filed, maintained, or furnished, and such Persons have otherwise complied in all material respects with all requirements of the applicable Regulatory Authority, (y) all such reports, documents, claims, permits, submissions, filings, and notices were true and complete in all material respects, and otherwise complied in all material respects with applicable Legal Requirements (including Healthcare Laws), on the date filed (or were corrected in or supplemented by a subsequent filing), and (z) no material deficiencies have been asserted in writing by any applicable Regulatory Authority with respect to any such filings, application, licenses, declarations, listings, registrations, reports or submissions; and (vii) none of the Acquired Companies or, to the knowledge of the Company and to the extent relating to the operation of the business of the Acquired Companies, the Collaboration Partners is authorized to bill, nor has any of the Acquired Companies or, to the knowledge of the Company and to the extent relating to the operation of the business of the Acquired Companies, the Collaboration Partners directly claimed or received reimbursement from, any Governmental Program or from any other Third-Party Payor Program for services reimbursable under such programs. Except as would not be, and would not reasonably expected to be, material to the Acquired Companies, taken as a whole, as to each Company Product subject to the U.S. Federal Food, Drug, and Cosmetic Act (“FDCA”) and the regulations of the FDA promulgated thereunder or any similar applicable Legal Requirement in any foreign jurisdiction in which any of the Company Products are sold that has been developed, manufactured, tested, distributed or marketed by or on behalf of any Acquired Company, each such Company Product is being or has been developed, manufactured, stored, distributed and marketed in compliance with all applicable Legal Requirements, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labeling, advertising, record keeping, reporting, and security. There are no Legal Proceedings that would, individually or in the aggregate, be material to the Acquired Companies, taken as a whole, pending or, to the knowledge of Company, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Company Product by any Acquired Company, or, to the knowledge of the Company and to the extent relating to the operation of the business of the Acquired Companies, any Collaboration Partner, of any applicable Legal Requirement. Section 3.15(c) of the Company Disclosure Letter identifies each clinical trial with respect to any Company Product that is ongoing as of the date of the Agreement, together with the Company Product which is the subject of such clinical trial.

3.16        Trade Control Laws; Anti-Corruption Laws.

(a)           None of the Acquired Companies, nor any of their officers, directors or employees, nor, to the knowledge the Company, any agent or other third party representative acting on behalf of the Acquired Companies: (x) is currently, or has been since January 1, 2023: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Export-Import Laws or (iv) otherwise in violation of applicable Sanctions Laws, Export-Import Laws, or the anti-boycott Legal Requirements administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service and OFAC (collectively, “Trade Control Laws”); or (y) since January 1, 2023 has on behalf of or in connection with the Company, made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in violation of any applicable Anti-Corruption Laws.

(b)           Since January 1, 2023, none of the Acquired Companies has, in connection with or relating to the business of the Acquired Companies, received from any Governmental Body any written notice, inquiry, or any internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Body, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws.

(c)           The Acquired Companies maintain policies and procedures reasonably designed to ensure compliance with applicable Trade Control Laws and Anti-Corruption Laws.

3.17        CFIUS Representation. The Acquired Companies do not (a) produce, design, test, manufacture, fabricate, or develop “critical technologies” in the United States; (b) own, operate, manufacture, or service “covered investment critical infrastructure” (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) maintain or collect, directly or indirectly, “sensitive personal data” of U.S. citizens, each within the meaning of the Defense Production Act.

3.18        Governmental Authorizations. The Acquired Companies hold, and since January 1, 2023, have held, all Governmental Authorizations necessary to enable them to conduct their business, except where failure to hold such Governmental Authorizations would not reasonably be expected to be material to the Acquired Companies, taken as a whole. The Governmental Authorizations held by the Acquired Companies are valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to be material to the Acquired Companies, taken as a whole. The Acquired Companies are in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be so in compliance would not reasonably be expected to be, and since January 1, 2023, have been, material to the Acquired Companies, taken as a whole.

3.19        Tax Matters.

(a)           (i) Each of the material Tax Returns required to be filed by the Acquired Companies with any Governmental Body have been filed on or before the applicable due date (taking into account any extensions of such due date), (ii) all such Tax Returns are accurate, complete and correct in all material respects, and (iii) all material Taxes due by any Acquired Company have been timely paid.

(b)           Each Acquired Company has complied in all material respects with all applicable Legal Requirements relating to the payment, collection, withholding and remittance of Taxes (including information reporting or similar requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder or other third party.

(c)           There are no pending audits, examinations, investigations or other proceedings in respect of any material Taxes of any Acquired Company, and no written notification has been received by any Acquired Company that such an audit, examination, investigation or other proceeding in respect of material Taxes is proposed or threatened. No Governmental Body has asserted in writing any deficiency or proposed adjustment with respect to material Taxes of any Acquired Company, which deficiency or proposed adjustment has not been satisfied by payment, settled, withdrawn, or otherwise fully resolved.

(d)           No Acquired Company is a party to, bound by or subject to (i) any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable provision of state, local or non-U.S. Law), or (ii) any private letter ruling of the U.S. Internal Revenue Service or any similar written ruling of any other Governmental Body.

(e)           No claim has been made in writing within the past three (3) years by a Governmental Body in a jurisdiction in which the Acquired Companies do not file Tax Returns that any Acquired Company is required to file income or other material Tax Returns in, or is subject to income or other material Taxes by, such jurisdiction. No Acquired Company has a permanent establishment (within the meaning of any applicable Tax treaty), branch or other fixed place of business in any country, other than its own country of incorporation or formation.

(f)            There are no Encumbrances for Taxes upon the assets of any Acquired Company other than Permitted Encumbrances.

(g)           None of the Acquired Companies is party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement that would have a continuing effect after the Closing Date (other than such agreements or arrangements with third parties made in the ordinary course of business, the principal purpose of which is not Tax). No Acquired Company (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated U.S. federal income Tax Return or (ii) has any material liability for the Taxes of another Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements), as a transferee or successor or otherwise by operation of Legal Requirements.

(h)           No Acquired Company has waived any statute of limitations applicable to, or consented to extend, the time in which any material Tax may be assessed or collected by any Governmental Body which waiver or extension is still in effect (other than pursuant to automatic extensions of time to file Tax Returns).

(i)            Within the past two (2) years, no Acquired Company has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(j)            Company is not, and has not been, a “United States real property holding corporation” within the meaning of 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k)           No Acquired Companies have entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(l)            No Acquired Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income as a result of (i) any change in accounting method initiated by it or any other relevant party on or prior to the Closing, (ii) an installment sale or open transaction arising on or prior to the Closing, (iii) a prepaid amount received, or paid, on or prior to the Closing (other than prepaid amounts received or paid in the ordinary course of business), (iv) an election under Section 965 of the Code, (v) any deferral of Taxes under Section 2302 of the Coronavirus Act, Relief, and Economic Security Act of 2020 (Pub. L. 116–136), as amended, or the presidential memorandum regarding Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster signed on August 8, 2020.

(m)          There is no material abandoned or unclaimed property or escheat obligation with respect to property or other assets held or owned by the Acquired Companies.

3.20        Employee Matters; Benefit Plans.

(a)           Section 3.20(a) of the Company Disclosure Letter sets forth a complete and accurate list of the names or employee identification numbers of all employees of Acquired Companies as of the date of this Agreement (the “Employee Census”), including such employees’ (i) title or position, (ii) start date, (iii) work location (state and country), (iv) exempt vs. non-exempt classification, (v) current annualized base salary or wage rate, (vi) current target cash incentive compensation, (vii) amount of accrued but unused paid time off, and (viii) an indication of whether or not such employee is on leave of absence (and, if on leave, anticipated return date, if known).

(b)           Section 3.20(b) of the Company Disclosure Letter sets forth a complete and accurate list of the names of all individual independent contractors of the Acquired Companies and all “leased employees” (as such term is defined in Section 414(n) of the Code) of the Acquired Companies as of the date of this Agreement, including (i) work location (state and country), (ii) date of engagement, (iii) term and (iv) the total amount paid by the Acquired Companies to such Person in calendar year 2024.

(c)           No Acquired Company is party to, has any duty to bargain for, or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of any Acquired Company. No Acquired Company is a member or has applied to become a member of an employer organization. During the three-year period prior to the date hereof, there has not been any strike, material slowdown, work stoppage, lockout, picketing or labor dispute, or, to the knowledge of the Company, any threat thereof affecting any Acquired Company or any of its employees. During the three-year period prior to the date hereof, and except for those matters as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Acquired Companies have complied with all applicable Legal Requirements related to labor, employment and employment practices, including any pertaining to payment wages and hours of work, labor relations and collective bargaining, immigration and work authorization, employee data privacy, leaves of absence, plant closing notifications, employment statutes or regulations, workplace health and safety, retaliation, equal employment opportunity or discrimination matters, pay equity and pay transparency, sexual or other workplace harassment, classification of employees as exempt or non-exempt for overtime pay and other compensation, withholding and payment of payroll Taxes, pre- and post-employment screening and background checks, classification of individuals as independent contractors rather than as employees, whistleblowing, workers compensation, including charges of unfair labor practices, and there is no material Legal Proceeding pending or, to the knowledge of the Company, threatened relating to such applicable Legal Requirements. The Acquired Companies have, when applicable, complied with the Danish Salaried Employees Act and the Danish Act on Job Certificates when entering into the employment contracts. All current employees of the Acquired Companies are subject to valid and enforceable restrictive covenants. Each current employee of the Acquired Companies who requires a valid work or residence permit holds such valid work or residence permit.

(d)           During the three-year period prior to the date hereof, there has not been (i) any allegation of sexual harassment, sexual misconduct or other unlawful harassment or discrimination against any Company Associate to the knowledge of the Company, or (ii) any material Legal Proceeding against any Acquired Company involving allegations of sexual harassment, sexual misconduct or other unlawful harassment or discrimination. During the three-year period prior to the date hereof, no Acquired Company has entered into any settlement agreement related to allegations of sexual harassment, sexual misconduct or other unlawful harassment or discrimination by any Company Associate.

(e)           Section 3.20(e) of the Company Disclosure Letter sets forth a complete and accurate list of each material Employee Plan (other than (x) any employment agreement for non-officer employees of the Acquired Companies that may be terminated by the Acquired Companies at any time and do not provide for the payment of any severance or termination benefits and (y) individualized equity grant notices and related documentation that do not materially deviate from one or more of the forms listed on Section 3.20(e) of the Company Disclosure Letter). The Company has made available to Parent, with respect to each such material Employee Plan, accurate and complete copies of the following, as relevant: (i) the plan document (and, with respect to any unwritten Employee Plan, a written summary of such Employee Plan), all amendments and each trust or other funding documents related thereto; (ii) any currently effective determination letter or opinion letter received from the IRS; (iii) the most recent financial statements and annual actuarial or other valuation reports prepared with respect thereto; (iv) the three (3) most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto; (v) the most recent summary plan descriptions and any material modifications thereto; (vi) the most recent nondiscrimination tests required to be performed under the Code; and (vii) all material non-routine, written communications related thereto.

(f)            None of the Acquired Companies or any of their respective ERISA Affiliates has during the past six years sponsored, maintained, contributed to, or been required to maintain or contribute to, or has or otherwise has had any actual or contingent liability under, (i) any plan that is subject to Section 302 or Title IV of ERISA or Sections 412 or 430 of the Code or is otherwise a defined benefit pension plan, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 3(37) or Section 4001(a)(3) of ERISA, (ii) “multiple employer plan” as defined in Section 4063 or 4064 of ERISA, (iii) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (iv) health or other welfare arrangement that is self-insured by an Acquired Company.

(g)           Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code. To the knowledge of the Company, the IRS has not taken any action to revoke any such determination or opinion letter and there are no facts or circumstances that would be reasonably likely to result in the revocation of, or otherwise adversely affect, the qualified status for any such Employee Plan. To the knowledge of the Company, each of the Employee Plans (and any related trust or other funding vehicle) is now and has been maintained, operated and administered in compliance in all material respects with its terms and all applicable Legal Requirements, including ERISA and the Code. All contributions, premiums and payments due to or in respect of any Employee Plan as required by applicable Legal Requirements and the terms of such Employee Plan have been timely made or paid in full in all material respects. Other than routine claims for benefits, there are no Legal Proceedings, audits or investigations that are pending or, to the knowledge of the Company, threatened in writing, against or involving any Employee Plan or asserting any rights to or claims for benefits under any Employee Plan.

(h)           Except to the extent required under Section 601 et seq. of ERISA or Section 4980B(f) of the Code (or any other similar state or local Legal Requirement), none of the Acquired Companies nor any Employee Plan has any obligation, whether actual or contingent, to provide post-employment health, medical or other welfare benefits to or make any payment to, or with respect to, any Company Associate pursuant to any retiree medical benefit plan or other retiree welfare plan.

(i)            No Employee Plan or, to the knowledge of the Company, fiduciary or administrator thereof has taken any action, or failed to take any action, which action or failure could subject any Acquired Company or any Company Associate to any liability for breach of any fiduciary duty, or for any non-exempt prohibited transaction (as defined in Section 4975 of the Code), with respect to or in connection with any Employee Plan.

(j)            No Employee Plan is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code). No Company Associate is entitled to receive any gross-up or additional payment in connection with the Tax required by Section 409A or Section 4999 of the Code.

(k)           None of the execution and delivery of this Agreement or the consummation of the Transactions (including in combination with other events or circumstances, including any termination of employment on or within twelve (12) months following the Closing) will (i) entitle any Company Associate to any compensation or benefits, (ii) accelerate the time of payment or vesting, trigger any payment or funding, or increase the amount of, any compensation or material benefits due to any such Company Associate, (iii) directly or indirectly cause the Acquired Companies to transfer or set aside any assets to fund any benefits under any Employee Plan, (iv) result in any breach or violation of or default under or limit the right to modify, amend or terminate any Employee Plan (except any limitations imposed by applicable Legal Requirements), (v) result in the payment of any amount that could, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code or otherwise be nondeductible under Section 280G of the Code or (vi) otherwise give rise to any material liability under any Employee Plan.

3.21        Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Acquired Companies are, and since January 1, 2023 have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of its business, (b)  there is no investigation or Legal Proceeding relating to or arising under any Environmental Law that is (i) pending or, to the knowledge of the Company, threatened in writing against the Acquired Companies or (ii) to the knowledge of the Company, pending or threatened in writing against any Leased Real Property, (c) since January 1, 2023, the Acquired Companies have not received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, Liabilities or requirements on the part of the Acquired Companies relating to or arising under Environmental Laws, (d) to the knowledge of the Company: (1) no Person has been exposed to any Hazardous Materials at a property or facility of the Company at levels in excess of applicable permissible exposure levels; and (2) there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any claim against or liability of an Acquired Company under any Environmental Law and (e) no Acquired Company has assumed, undertaken, or otherwise become subject to any Liability of another Person relating to Environmental Laws other than any indemnities in Material Contracts or Company Leases.

3.22        Insurance. The Company has made available to Parent an accurate and complete copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Companies as of the date of this Agreement. The Company maintains insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. Except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole, all such insurance policies are in full force and effect as of the date hereof, no notice of cancellation or modification has been received as of the date hereof, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder. As of the date of this Agreement, there is no material claim pending under any of the Acquired Companies’ insurance policies.

3.23        Legal Proceedings; Orders.

(a)           There is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against any Acquired Company or to the knowledge of the Company, against any present or former officer, director or employee of any Acquired Company in such individual’s capacity as such, other than any Legal Proceedings that would not reasonably be expected (i) to have, individually or in the aggregate, a Material Adverse Effect, or (ii) to prevent or materially impair the ability of the Company to consummate the Transaction prior to the Termination Date or perform its obligations under this Agreement; provided, that to the extent this representation and warranty pertains to any Transaction Litigation, such representation and warranty is made only as of the date hereof.

(b)           There is no Order to which any Acquired Company is subject that is material to the operation of the Acquired Companies, taken as a whole; provided, that to the extent this representation and warranty pertains to an Order that relates to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representation and warranty is made only as of the date hereof.

(c)           To the knowledge of the Company, as of the date hereof, no investigation or review by any Governmental Body with respect to any Acquired Company is pending or, to the Company’s knowledge, is being threatened, other than any investigations or reviews that would not reasonably be expected (i) to have, individually or in the aggregate, a Material Adverse Effect or (ii) to prevent or materially impair the ability of the Company to consummate the Transaction prior to the Termination Date or perform its obligations under this Agreement.

3.24        Brokers and Finders. Except for Centerview Partners LLC or its Affiliate, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any other Acquired Company. The Company has made available to Parent a true, correct and complete copy of the engagement letter with Centerview Partners LLC.

3.25        Fairness Opinion. The Company Board has received the written opinion of Centerview Partners LLC, as financial advisor to the Company, on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Offer Price or Merger Consideration to be paid to the holders of Shares (other than Excluded Shares and any Shares held by any affiliate of the Company or Parent) pursuant to this Agreement is fair from a financial point of view to such holders. An executed copy of such opinion will be made available to Parent solely for informational purposes promptly after the date of this Agreement, and it is agreed and understood that such opinion may not be relied upon by Parent or any director, officer or employee of Parent.

3.26        No Other Representations or Warranties; Acknowledgment by the Company.

(a)           Except for the representations and warranties expressly set forth in this Article 3, none of the Company, any of its Affiliates or any other Person on behalf of any of them is making or has made any express or implied representation or warranties of any kind or nature whatsoever, including with respect to the Company or its business or with respect to any other information made available to Parent, Purchaser or their Representatives in connection with the Transactions, including the accuracy or completeness thereof and the Company hereby expressly disclaims any such other representations and warranties.

(b)           The Company acknowledges and agrees (in each case on behalf of the Company and the Company Related Parties) that, except for the representations and warranties made by Parent and Purchaser in this Agreement or any other agreements contemplated hereby, none of Parent or the Parent Related Parties is making or has made any representations or warranties, expressed or implied, at law or in equity, with respect to or on behalf of Parent or any of the Parent Related Parties, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Purchaser or any of their Subsidiaries or any other matter made available to the Company or its Representatives in expectation of, or in connection with, this Agreement or the Transactions. None of the Company or any Company Related Party is relying upon, and each specifically disclaims that it is relying upon or has relied upon, any such other representations or warranties that may have been made by any Person and acknowledges and agrees that Parent and the Parent Related Parties have specifically disclaimed and do hereby specifically disclaim any representations and warranties other than those set forth in Article 4.

Article 4. REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1          Due Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except where any such failure does not, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Parent and Purchaser, including all amendments thereto.

4.2          Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incidental to its formation and its entry into this Agreement and performance hereunder. Parent is the record and beneficial owner of all of the outstanding capital stock of Purchaser and Purchaser does not have any other outstanding securities or instruments exercisable for, or otherwise convertible or exchangeable into, capital stock or any other security of Purchaser.

4.3          Authority; Binding Nature of Agreement. Parent and Purchaser have all requisite corporate power and authority to execute and deliver and perform their obligations under this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the Transactions have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors, and no other corporate proceedings on the part of Parent and Purchaser are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Transactions (subject, in case of the Merger, to the recordation of appropriate merger documents as required by the DGCL). This Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is or will be, as applicable, enforceable against them in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

4.4          Non-Contravention; Consents. Assuming compliance with the applicable provisions of the Exchange Act, the DGCL and the HSR Act, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (a) conflict with or cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Purchaser; (b) conflict with or cause a violation by Parent or Purchaser of any Legal Requirements or Order applicable to Parent or Purchaser, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Purchaser under any Contract, except, in the case of clauses (b) and (c), for such conflicts, violations, breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), Takeover Laws, the DGCL and the HSR Act, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at or prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No vote of Parent’s stockholders, or of any equity holders of any Affiliate of Parent, is necessary to approve this Agreement or any of the Transactions that has not already been obtained as of the date hereof.

4.5          Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Neither Parent nor Purchaser makes any representation or warranty with respect to statements made or incorporated by reference in any Offer Documents based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

4.6          Absence of Litigation. As of the date hereof, there is no Legal Proceeding pending and served or, to the knowledge of Parent or Purchaser, pending and not served or threatened against Parent or Purchaser, except as would not and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the knowledge of Parent or Purchaser, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any Order of any Governmental Body, except as would not and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.7          Sufficiency of Funds. Ultimate Parent or Parent has, and will have at the Closing, sufficient funds to permit Parent or Purchaser to consummate the Transactions, including the payment of all amounts payable hereunder in cash, and to comply with their obligations under this Agreement.

4.8          Ownership of Company Common Stock. Neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Purchaser has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. As of the date hereof, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9          Brokers and Finders. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

4.10        No Competitive Holdings. To the knowledge of Parent, none of Ultimate Parent, Parent or Purchaser, nor any of their controlled Affiliates, hold, directly or indirectly, any assets, or voting securities or non-corporate interests (as “hold,” “voting securities” and “non-corporate interest” are defined under 16 C.F.R. § 801) of any Entity, that competes with the Acquired Companies to the extent that any such holdings would reasonably be expected to prevent or materially delay the expiration or termination of any waiting period, under the HSR Act.

4.11        No Debarment or Exclusion. Since January 1, 2023, each of Parent and Purchaser and their respective employees, officers, and directors have not been (i) debarred (under the provisions of the Generic Drug Enforcement Act of 1992, 21 U.S.C. §335a(a) and (b)), (ii) excluded from participation in United States federal health care programs (under the provisions of 42 U.S.C. § 1320a-7), (iii) convicted of a crime for which a Person can be debarred or excluded under such Legal Requirements, or (iv) subject to any equivalent sanction described in this Section 4.11 in any foreign jurisdiction.

4.12        Stockholder and Management Arrangements. As of the date hereof, except for the Tender and Support Agreements, neither Parent or Purchaser nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Acquired Companies (a) relating to (i) this Agreement, the Offer or the Merger; (ii) the Company or (iii) the Surviving Corporation, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of shares of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) any holder of shares of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) any Person has agreed to provide, directly or indirectly, equity investment to Parent, Purchaser or the Company to finance any portion of the Offer or the Merger.

4.13        No Other Representations or Warranties; Acknowledgement by Parent and Purchaser.

(a)           Except for the representations and warranties expressly set forth in this Article 4, none of Parent, Purchaser or any of their Affiliates nor any other Person on behalf of any of them is making or has made any express or implied representation or warranties of any kind or nature whatsoever, including with respect to Parent, Purchaser or their respective businesses or with respect to any other information made available to the Company or its Representatives in connection with the Transactions, including the accuracy or completeness thereof and Parent and Purchaser hereby expressly disclaim any such other representations and warranties.

(b)           Parent and Purchaser acknowledge and agree (in each case on behalf of the Parent and the Parent Related Parties) that, except for the representations and warranties made by the Company in this Agreement (as qualified by the Company Disclosure Letter), none of the Company or the Company Related Parties nor any other Person is making or has made any representations or warranties, expressed or implied, at law or in equity, with respect to or on behalf of the Company or any of the Company Related Parties, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or any other matter made available to Parent, Purchaser or their Representatives in expectation of, or in connection with, this Agreement or the Transactions. None of the Parent or any of the Parent Related Parties is relying upon and specifically disclaim that they are relying upon or have relied upon any such other representations or warranties that may have been made by any Person and acknowledges and agrees that the Company and the Company Related Parties have specifically disclaimed and do hereby specifically disclaim any such representations and warranties other than those set forth in Article 3.

(c)           Parent and Purchaser have conducted their own independent investigation of the Company and the Transactions and have had an opportunity to discuss and ask questions regarding the Company’s businesses with the management of the Company.

Article 5. COVENANTS

5.1          Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 7.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the Representatives of the Company to: (a) provide Parent and Parent’s Representatives with reasonable access to the Company’s Representatives and to the Acquired Companies’ properties, offices, books and records, Contracts, commitments and personnel (other than any of the foregoing to the extent solely related to the negotiation and execution of this Agreement or any sale process preceding the execution and delivery of this Agreement, or, except as expressly provided in Section 5.3 or Section 5.4, to any Acquisition Proposal), in each case as Parent reasonably requests for purposes of furthering the consummation of the Transactions or reasonable integration planning; provided, however, that any such access shall be conducted at Parent’s sole cost and expense, at a reasonable time during the Company’s normal business hours, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Companies, and shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include invasive testing. Nothing herein shall require the Company to permit any non-routine inspection or testing, or to disclose any information or provide any access, that in the reasonable judgement of the Company (after consultation with its legal counsel) would reasonably be expected to (i) jeopardize any attorney-client or other legal privilege (provided, that the Company shall use its commercially reasonable efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney-client or other legal privilege), (ii) contravene any applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or its Affiliates is a party); provided, further, that the Company shall use good faith, commercially reasonable efforts to disclose such information to Parent and Parent’s Representatives in a manner that does not contravene any Legal Requirement, fiduciary duty or agreement, including, if reasonably necessary, by requiring Parent to execute a joint defense agreement in customary form, or by limiting disclosure to outside counsel for Parent, (iii) result in the disclosure of any valuations of the Company prepared in connection with the Transactions or any other strategic alternative or (iv) result in the disclosure or use of such document or information in any Legal Proceeding among the Parties. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Mutual Confidentiality Agreement, dated February 4, 2025, between the Company and Parent (as amended from time to time, the “Confidentiality Agreement”). All requests for information made pursuant to this Section 5.1 shall be directed to the executive officers or other Persons designated by the Company from time to time. Notwithstanding anything in this Section 5.1 to the contrary, nothing in this Section 5.1 shall be construed to require the Acquired Companies or any of their respective Representatives to prepare or produce any financial statements, projections, reports, analyses, appraisals or opinions that are not prepared in the ordinary course of business and otherwise readily available.

5.2          Operation of the Company.

(a)           During the Pre-Closing Period, except (i) as expressly required or otherwise expressly contemplated under this Agreement, (ii) as required by applicable Legal Requirements, (iii) with the written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed or (iv) as set forth in Section 5.2(a) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, (A) use its commercially reasonable efforts to conduct its and its Subsidiaries’ business in the ordinary course in all material respects; and (B) use its commercially reasonable efforts to (1) maintain its existence in good standing pursuant to applicable Legal Requirements, (2) preserve intact its material assets, properties, Contracts or other material legally binding understandings, licenses, permits and business organizations, and (3) preserve the current relationships with Governmental Bodies and with material customers, vendors, distributors, manufacturers, consultants, researchers, partners, lessors, licensors, licensees, creditors, contractors and other Persons with which the Acquired Companies have material business relations; provided, that (1) no action by an Acquired Company to the extent addressed by a subclause of Section 5.2(b) shall constitute a breach of this Section 5.2(a) unless such action would constitute a breach of such subclause and (2) any failure to take any action prohibited by Section 5.2(b) as a result of Parent’s withholding, conditioning or delaying consent shall not be deemed a breach of this Section 5.2(a).

(b)           During the Pre-Closing Period, except (w) as required or otherwise expressly contemplated under this Agreement, (x) as required by applicable Legal Requirements, (y) with the written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed or (z) as set forth in Section 5.2(b) of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)            (A) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock), except for dividends or other distributions from any Acquired Company to another Acquired Company or (B) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (1) repurchases or reacquisitions of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase or reacquire Shares held by a Company Associate only upon termination of such associate’s employment or engagement by the Company; (2) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the date hereof) between the Company and a Company Associate or member of the Company Board only upon termination of such Person’s employment or engagement by the Company; or (3) in connection with withholding to satisfy the exercise price or Tax obligations with respect to Company Stock Awards;

(ii)           split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock) or other equity interests;

(iii)          sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by any Acquired Company (other than pursuant to agreements in effect as of the date of this Agreement) of (A) any capital stock, equity interest or other security of an Acquired Company, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of an Acquired Company or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of an Acquired Company (except that the Company may (1) issue Shares as required to be issued upon the settlement of RSU Awards or PSU Awards outstanding on the date of this Agreement, the exercise of Company Options outstanding on the date of this Agreement, or the vesting of Company Stock Awards outstanding on the date of this Agreement in accordance with their terms as in effect on the date of this Agreement, (2) issue Company Options, RSU Awards and PSU Awards to employees in satisfaction of the Company Options, RSU Awards or PSU Awards offered as part of offer letters or retention packages that were executed or agreed prior to the date of this Agreement as set forth on Section 3.4(f) of the Company Disclosure Letter, (3) sell shares upon exercise of Company Options if necessary to effectuate an optionee direction upon exercise or sales to satisfy the exercise price or Tax obligations with respect to Company Stock Awards and (4) authorize purchases of shares under a Rule 10b5-1 plan);

(iv)          except as required by the terms of any Employee Plan or as otherwise permitted under Section 5.2(b)(i) or Section 5.2(b)(iii), (A) establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its rights under, or accelerate the vesting, funding or payment of any compensation or benefit under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), including any Company Stock Award, (B) grant any loan to, increase the compensation or benefits of, or pay any bonus to any Company Associate, or (C) pay or make any new commitment to pay to any Company Associate any benefit or amount not required under any Employee Plan as in effect on the date of this Agreement;

(v)           (A) grant or increase any severance, change-of-control, retention, termination or similar compensation or benefits to any Company Associate, (B) hire or make an offer to hire any new employee, (C) promote any current employee of an Acquired Company, (D) engage any individual independent contractor or (E) terminate (other than for cause, as determined by the Company in the ordinary course of business) any current Company Associate;

(vi)          amend or permit the adoption of any amendment to its Certificate of Incorporation or bylaws or other charter or organizational documents;

(vii)         change any financial accounting methods, principles or practices used by it, except as required by GAAP or applicable Legal Requirements;

(viii)        acquire any business (including by merger, consolidation, acquisition of stock or assets or licensing, divestment, or other transfer of any assets);

(ix)          make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) advances for employee expenses in the ordinary course of business or intercompany loans solely between Acquired Companies, or (B) the extension of trade credit in the ordinary course of business;

(x)           enter into any joint venture, partnership, limited liability corporation or similar arrangement, in each case, for the sharing of profits and losses;

(xi)          make or authorize any capital expenditure except (A) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (whether or not covered by insurance) that do not exceed, individually or in the aggregate, $500,000, or (B) capital expenditures not addressed by the foregoing clause (A) that do not exceed, individually or in the aggregate, $500,000 during any fiscal year;

(xii)         except for Intellectual Property Rights which is covered in Section 5.2(b)(xiii) and Section 5.2(b)(xiv), acquire, sell, lease, license, sublicense, place any Encumbrance on, transfer or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse, transfer, or assign any right or other asset or property, or portion of its properties or assets, for consideration, or having a value, that is individually in excess of $250,000, or in the aggregate in excess of $250,000, except (A) selling inventory and entering into non-exclusive license agreements in the ordinary course of business where such licenses are incidental to performance under the agreement and granted to a Person solely with limited rights to perform services for an Acquired Company or (B) dispositions of obsolete, surplus or worn out tangible assets that are no longer useful in, and are not material to, the conduct of the business of the Acquired Companies;

(xiii)        with respect to Intellectual Property Rights, acquire, sell, lease, license, sublicense, place any Encumbrance on, transfer or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse (other than any Patent expiring at the end of its statutory term and not capable of being extended), transfer, or assign any material Intellectual Property Rights, including such Intellectual Property Rights pertaining to Danyelza, except pursuant to (A) non-exclusive licenses or sublicenses made in the ordinary course of business that are incidental to performance under the relevant agreement and granted to a Person solely with limited rights to perform services for an Acquired Company or (B) subject to Section 5.2(b)(xvii), decisions made regarding the prosecution and maintenance of Intellectual Property Rights in the ordinary course of business except for decisions to abandon or permit to lapse patents, patent applications, trademarks, or trademark applications related to Danyelza or any claim in any patent or patent application within Company Owned IP or Company Licensed IP where such abandonment or lapse of such claim would materially degrade the scope of protection related to Danyelza;

(xiv)        voluntarily relinquish or abandon, or fail to use commercially reasonable efforts to take any action necessary to maintain and not permit to lapse, any material Company Owned IP or Company Licensed IP;

(xv)         enter into any new line of business outside pharmaceuticals;

(xvi)        (A) except (1) to the extent mandated by a Regulatory Authority or (2) to the extent the Company reasonably deems necessary to address safety or compliance matters after providing Parent with a reasonable opportunity to review and comment on such matter and considering in good faith Parent’s reasonable comments that are received in a timely fashion (and, with respect to any termination, after consulting with the Company’s external legal counsel), make any material change to, suspend, or terminate any clinical trial with respect to any Company Product that is ongoing as of the date of the Agreement, or (B) commence (alone or with any other Person) any new clinical trial with respect to any Company Product;

(xvii)       make any submissions or filings, or submit any other material correspondence, to the U.S. Patent and Trademark Office or any non-U.S. equivalent related to any patent or trademark (including any application therefor) included in the Company Owned IP or Company Licensed IP without providing Parent a reasonable opportunity to review and comment on such submissions, filings or other correspondence and considering in good faith any reasonable comments from Parent that are received in a timely fashion;

(xviii)      make any material submissions or filings to the FDA or other Regulatory Authority related to any Company Product without, to the extent reasonably practicable and legally permissible, (A) providing Parent with a reasonable opportunity to review and comment on such submissions or filings and (B) considering in good faith any of Parent’s reasonable comments that are received in a timely fashion;

(xix)          acquire any ownership or leasehold interest in any real property;

(xx)          incur any Indebtedness after the date of this Agreement in excess of $500,000, individually or in the aggregate, at any one time outstanding, except for letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business;

(xxi)         assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Liabilities of any other Person in an amount not to exceed, individually or in the aggregate, $500,000 at any one time outstanding;

(xxii)        (A) make, change or revoke any Tax election outside the ordinary course of business, (B) adopt or change any material method of Tax accounting or any annual Tax accounting period in each case outside of the ordinary course of business, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Legal Requirements), settle or compromise any Liability in each case with respect to material Taxes, (D) file any amended Tax Return, (E) affirmatively surrender any right to claim a Tax credit or refund, or (F) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of material Taxes other than such extensions in the ordinary course of business;

(xxiii)       (A) enter into any Contract that would constitute a Material Contract if it had been in effect on the date of this Agreement or (B) amend or modify in any material respect, or voluntarily waive or release any material rights under, any Material Contract (other than expirations at the end of the term of such Contract); provided, that the Company shall not be prohibited by this clause (xxiii) from entering into a Contract of a type referred to in: (I) clause (iii) of Section 3.14(a) so long as the entry into such Contract is not prohibited by clause (xx) of this Section 5.2 (or any other provision of this Section 5.2) or (II) clause (iii) of Section 3.14(a) so such Contract is not prohibited by or any other provision of this Section 5.2, and, in the case of each of clauses (I) and (II) of this proviso, such Contract is entered into in the ordinary course of business on terms not adverse, in any material respect, to the Acquired Companies (taken as a whole);

(xxiv)       commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of the Company’s businesses (provided, that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements between or among the Company, Parent or Purchaser;

(xxv)       except with respect to Transaction Litigation, which shall be governed exclusively by Section 5.8, settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than (A) any Legal Proceeding relating to a breach of this Agreement or any other agreements between or among the Company, Parent or Purchaser, or (B) a settlement that results solely in a monetary obligation involving only the payment of monies by the Acquired Companies of not more than $500,000, individually or in the aggregate;

(xxvi)      enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);

(xxvii)     adopt a plan or agreement of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company;

(xxviii)    adopt or implement any stockholder rights plan or similar arrangement;

(xxix)       enter into any Contract that by its terms would bind or purport to bind Parent or its Affiliates in a manner adverse to Parent or any of its Affiliates in any non de minimis respect (other than, following the Closing, the Acquired Companies); or

(xxx)        authorize any of, or agree or commit to take, any of the actions described in this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, the right to control or direct the operations of the Acquired Companies prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective Subsidiaries’ respective operations.

(c)           Subject to applicable Legal Requirements and without limiting the foregoing in Section 5.2(b), during the Pre-Closing Period, the Company: (i) shall reasonably promptly inform Parent in writing of any correspondence or other written communications from any third party related to the settlement or disposition of any pending or threatened Legal Proceeding relating to the Company Owned IP or Company Licensed IP (each such Legal Proceeding initiated by a third party, an “Applicable Proceeding”) and shall reasonably promptly provide Parent with copies of any such correspondence or other communications; (ii) shall provide Parent with copies of any correspondence or other written communications by or on behalf of any Acquired Company or any of its Representatives to any third party related to the settlement or disposition of any Applicable Proceeding and shall provide Parent with a reasonable opportunity to review and comment thereon, prior to sending such correspondence or other communication; and (iii) shall notify Parent in writing prior to engaging in any settlement or disposition of any Applicable Proceeding and shall consider in good faith Parent’s timely input with respect thereto; provided, however, that nothing herein shall require the Company to provide or disclose any information that, in the reasonable judgement of the Company (after consultation with its legal counsel) would jeopardize any attorney-client or other legal privilege (provided, that the Company shall use good faith, commercially reasonable efforts to disclose such information in a manner that does not jeopardize any attorney-client or other legal privilege, including, if reasonably necessary, by executing a joint defense agreement with Parent in customary form, or by limiting disclosure to outside counsel for Parent (or as much of it as possible)); provided, further, that this Section 5.2(c) shall not apply to any Legal Proceeding subject to Section 2.8.

5.3          No Solicitation.

(a)           For the purposes of this Agreement, “Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that is entered into after the date of this Agreement and contains confidentiality and non-use and other provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement (i) need not contain any standstill or similar provision and (ii) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company or Parent, as applicable, from satisfying any of its obligations under this Section 5.3.

(b)           Except as permitted by this Section 5.3, during the Pre-Closing Period, the Company shall not, and shall cause its Subsidiaries and its and their respective directors and officers not to, and shall direct and use its commercially reasonable efforts to cause its and their respective other Representatives not to, directly or indirectly, (i) continue any solicitation, knowing facilitation or knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal or (ii) (A) solicit, initiate or knowingly facilitate or knowingly encourage any Acquisition Proposal or any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information relating to the Acquired Companies in connection with, or for the purpose of, soliciting, initiating or knowingly facilitating or encouraging, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement providing for an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (each, a “Company Acquisition Agreement”), (D) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL, or (E) approve, authorize, agree or publicly announce any intention to do any of the foregoing. Immediately after the execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective directors and officers to, and shall use its commercially reasonable efforts to cause its and their respective other Representatives to, immediately cease any solicitation and any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal. As promptly as reasonably practicable (and in any event within forty-eight (48) hours) after the execution of this Agreement, the Company shall and shall cause its Subsidiaries and its and their respective directors and officers to, and the Company shall direct and use its commercially reasonable efforts to cause its and their respective other Representatives to, (A) terminate access by any third party (other than Parent, its Affiliates and their respective Representatives) to any physical or electronic data room or similar information sharing platform relating to any potential Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and (B) request the prompt return or destruction of any confidential information previously furnished or made available to such Persons and their Representatives through such platform or in connection with a possible Acquisition Proposal to the extent permitted under any Contract with such third party.

(c)           If at any time during the Pre-Closing Period, any Acquired Company or any of its Representatives receives a bona fide unsolicited written Acquisition Proposal from any Person or group of Persons which did not result from or arise out of any material breach of this Section 5.3 or Section 5.4, (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons solely to the extent necessary to clarify the terms and conditions of such Acquisition Proposal, request that any oral Acquisition Proposal be provided in written form and inform such Person or group of Persons of the terms of this Section 5.3, and (ii) if the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (i) enter into an Acceptable Confidentiality Agreement and (ii) subject to entry into such an Acceptable Confidentiality Agreement, (A) furnish pursuant thereto information (including non-public information) with respect to the Acquired Companies to the Person or group of Persons who has made such Acquisition Proposal and their respective Representatives and financing sources; provided, that the Company shall substantially concurrently provide to Parent any information concerning the Acquired Companies, or access to the Acquired Companies’ properties, books and records or personnel, that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and their respective Representatives and financing sources, including soliciting the submission of a revised Acquisition Proposal. During the Pre-Closing Period, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit an Acquisition Proposal being made to the Company if, in each case, the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements.

(d)           The Company shall (i) promptly (and in any event within 24 hours) notify Parent if any bona fide inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal, are received by any Acquired Company or any of its Representatives during the Pre-Closing Period, together with the identity of the Person or group of Persons making such inquiries, proposals, indications of interest or offers, (ii) provide to Parent a copy of any written Acquisition Proposal or written materials comprising such inquiry, proposal or offer received by the Company or any of its Representatives and a summary of the material terms and conditions of any oral Acquisition Proposal or any such inquiry, proposal or offer, (iii) keep Parent reasonably informed of any material developments regarding any Acquisition Proposal on a reasonably prompt basis and (iv) upon the reasonable written request of Parent, reasonably inform Parent of the status of such Acquisition Proposal. Without limiting the generality of the foregoing, the Company will, promptly upon receipt or delivery thereof, provide Parent (and its outside counsel) with copies of all drafts and final versions (and any comments thereon) of definitive or other agreements (including schedules and exhibits thereto), relating to such Acquisition Proposal exchanged between the Company or any Representative of the Company, on the one hand, and the Person or group of Persons making such Acquisition Proposal and their Representatives, on the other hand.

(e)           Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company or the Company Board from (nor shall any of the following constitute a Company Adverse Change Recommendation) (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company Stockholders that is required by applicable Legal Requirements, (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, (iv) informing any Person of the existence of the provisions contained in this Section 5.3, (v) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company) that the Company Board has determined to make in good faith, it being understood that any such statement or disclosure made by the Company Board must be subject to the terms and conditions of this Agreement or (vi) making a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto; provided, in each case, that any such disclosure by the Company shall state that the Company Board Recommendation continues to be in effect unless, prior to the time of such public disclosure, a Company Board Recommendation Change has been made in compliance with Section 5.4, and that the Company and the Company Board may not in any event effect a Company Adverse Change Recommendation or take any action prohibited by Section 5.4(a)(ii) except pursuant to Section 5.4.

(f)            Without limiting the foregoing, the Company agrees that any violation of the restrictions set forth in this Section 5.3 or in Section 5.4 by (i) any Subsidiary of the Company, (ii) any director or officer of the Company or any Subsidiary of the Company, or (iii) any other employee or other Representative of the Company or any Subsidiary of the Company to the extent acting at the direction or on behalf of any Person referred to in clause (i) or (ii), shall in each case constitute a breach by the Company of this Section 5.3 or in Section 5.4, as applicable.

5.4          Company Board Recommendation.

(a)           During the Pre-Closing Period, neither the Company Board nor any committee thereof shall (i)(A) withdraw (or amend, qualify or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation; (B) publicly approve, recommend or declare advisable, any Acquisition Proposal; (C) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to Company Stockholders; (D) if any Acquisition Proposal is structured as a tender offer or exchange offer for the outstanding Shares and is commenced pursuant to Rule 14d-2 under the Exchange Act (other than by Parent or an Affiliate of Parent), fail to recommend, within ten (10) business days after such commencement, against acceptance by the Company Stockholders of such tender offer or exchange offer, or (E) publicly propose to do any of the foregoing (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable or allow the Company to execute or enter into any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 5.3).

(b)           Notwithstanding anything to the contrary contained in Section 5.4(a) or elsewhere in this Agreement, at any time prior to the Offer Acceptance Time:

(i)            in the event that (x) the Company or any of their Representatives receives a bona fide written Acquisition Proposal from any Person that did not result from a material breach of Section 5.3 and that has not been withdrawn and (y) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal is a Superior Proposal, the Company Board may (A) make a Company Adverse Change Recommendation and/or (B) authorize the Company to terminate this Agreement in accordance with Section 7.1(h) to enter into a Company Acquisition Agreement with respect to such Superior Proposal, in the case of each of clauses (A) and (B) if and only if: (1) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so in the manner contemplated by this Section 5.4(b) would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements; (2) the Company shall have given Parent prior written notice of its intention to make a Company Adverse Change Recommendation and/or terminate this Agreement pursuant to Section 7.1(h) at least four (4) business days prior to making any such Company Adverse Change Recommendation or effecting such termination (a “Determination Notice”) (which notice, or the public disclosure thereof, shall not constitute a Company Adverse Change Recommendation); and (3)(I) the Company shall have provided to Parent a copy of the applicable written Acquisition Proposal or written materials comprising such inquiry, proposal or offer, including schedules and exhibits and all related financing materials with respect to such Acquisition Proposal in accordance with Section 5.3(d), (II) the Company shall have afforded Parent four (4) business days (the “Match Period”) after delivery of the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Proposal, and, to the extent Parent desires to negotiate, shall have (and shall have caused its Representatives to have) negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (III) after considering the terms of this Agreement and any written proposals (which continue to remain able to be accepted by the Company) made by Parent, if any, prior to 11:59 p.m. Eastern Time on the last day of the Match Period were to be given effect, the Company Board shall have determined, in good faith, that such Acquisition Proposal continues to constitute a Superior Proposal and the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 7.1(h) would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements. For the avoidance of doubt, issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) under the Exchange Act shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 5.4. The provisions of this Section 5.4(b)(i)(2) and Section 5.4(b)(i)(3) shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the Match Period shall be deemed to be the greater of three (3) business days or the remaining business days in the then existing Match Period; and

(ii)           other than in connection with an Acquisition Proposal, the Company Board may only make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so in the manner contemplated by this Section 5.4(b) would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four (4) business days prior to making any such Company Adverse Change Recommendation (which notice describes the Change in Circumstance in reasonable detail) (which notice, or the public disclosure thereof, shall not constitute a Company Adverse Change Recommendation); and (C)(1) the Company shall have given Parent four (4) business days after the delivery of the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and, to the extent Parent desires to negotiate, shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (2) after considering the terms of this Agreement and any binding written proposals made by Parent, if any, prior to 11:59 p.m. Eastern Time on the fourth (4th) business day following delivery of the Determination Notice were to be given effect, the Company Board shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would still reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements. For the avoidance of doubt, the provisions of this Section 5.4(b)(ii)(B) and Section  5.4(b)(ii)(C) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the references to four (4) business days shall be deemed to be three (3) business days.

5.5          Filings, Consents and Approvals.

(a)           Subject to the terms and conditions set forth in this Agreement, including the limitations set forth Section 5.5(d), each of the Parties shall use, and shall cause their respective controlled Affiliates and ultimate parent entities (as defined under the HSR Act, which shall include, in the case of Parent, Ultimate Parent) to use, their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to satisfy the conditions to the Closing and consummate and make effective the Transactions as soon as reasonably practicable and in any event prior to the Termination Date, including: (i) obtaining all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and making all necessary registrations and filings and taking all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body, (ii) obtaining all other necessary Consents from third parties, (iii) executing and delivering any additional instruments necessary or reasonably advisable to consummate the Transactions and (iv) defending or contesting in good faith any Legal Proceeding brought by a third party that would prevent, materially impair or materially delay the consummation of the Transactions.

(b)           Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective controlled Affiliates and ultimate parent entities defined under the HSR Act, if applicable, to) (i) as promptly as reasonably practicable, but in no event later than ten (10) business days after the date hereof (or such later date as may be agreed in writing between antitrust counsel for each Party), make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions and request early termination of the waiting period under the HSR Act.

(c)           Without limiting the generality of anything contained in this Section 5.5, during the Pre-Closing Period, each Party hereto shall use its reasonable best efforts to, with respect to the Transactions, (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry by a Governmental Body or third party before a Governmental Body, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, (iii) promptly and regularly keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Parties of any communication from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) promptly furnish to the other Party copies of documents, communications or materials provided to or received from any Governmental Body and material details of any oral communications in connection with any such request, inquiry, investigation, action or Legal Proceeding, (vi)  consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding and (vii) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation or Legal Proceeding in respect of the Transactions, each Party shall provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation or Legal Proceeding; provided, that documents and information provided to the other Party pursuant to this paragraph (i) may be redacted (A) to remove references to valuation of the Company or the identity of alternative potential acquirers, (B) to comply with contractual arrangements or (C) to preserve legal privilege and/or (ii) may, to the extent deemed reasonably necessary, be designated as “outside counsel only,” in which case such documents and information shall be provided only to outside counsel and consultants retained by such counsel. Each Party, unless otherwise agreed to in writing, shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to requests for information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by responding at the earliest reasonably practicable date to any request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with the Transactions. Parent and the Company shall consult in good faith regarding strategy in dealing with any Governmental Body under Antitrust Laws in connection with the Transactions; provided, that in the event of a dispute between Parent and the Company related thereto, the final determination regarding such strategy shall be made by Parent. Parent shall pay all filing fees under the HSR Act and other Antitrust Laws; provided, that Parent and the Company shall each bear its own costs for the preparation of any such filings. Neither Party shall commit to or agree with any Governmental Body to enter into any timing agreement, stop the clock, stay, toll or extend any applicable waiting period, or pull and refile under the HSR Act, or any other applicable Antitrust Laws, or agree with any Governmental Body not to consummate the Transactions for any period of time, without the prior written consent of the other Party, such consent not to be unreasonably conditioned, delayed or withheld.

(d)           In furtherance and not in limitation of this Section 5.5, the Parties agree to as promptly as reasonably practicable take, and with respect to Parent, cause its controlled Affiliates to take, any and all actions necessary to cause the expiration or termination of any applicable waiting period, obtain any consent, permit, authorization, waiver or clearance under the HSR Act, resolve objections, if any, of the FTC, DOJ, or any other Governmental Bodies with respect to the Transactions under the HSR Act, avoid the commencement of a Legal Proceeding by the FTC, the DOJ or other Governmental Bodies, and avoid the entry of, effect the dissolution of, or to eliminate, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or delaying the Offer Acceptance Time beyond the Expiration Date. Notwithstanding anything to the contrary contained in this Agreement, Parent and Purchaser and their respective controlled Affiliates shall not be obligated to (and without Parent’s prior written consent, Company and its Affiliates shall not) take any of the following actions: (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, intellectual property, product lines, service lines, or businesses of the Company, Parent or any of their respective Affiliates, (ii) terminating, relinquishing, modifying, transferring, assigning, or waiving existing relationships, ventures, contractual rights, obligations, or other arrangement of the Company, Parent or any of their respective Affiliates, (iii) terminating any venture or other arrangement, (iv) creating any relationship, contractual rights or obligations of the Company, Parent or any of their respective Affiliates, (v) effectuating any other change or restructuring of the Company, Parent or any of their respective Affiliates and (vi) otherwise taking or committing to take any actions whatsoever (including committing to seek prior approval from any Governmental Body for any future transaction) with respect to the businesses, product lines, assets, contractual rights, intellectual property, product lines, or service lines of the Company, Parent or any of their respective Affiliates (any of the foregoing actions set forth in the foregoing clauses (i)-(vi), a “Burdensome Condition”); provided, however, that (A) in the case of actions relating solely to the business or assets of the Company or its Affiliates, such actions that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the Acquired Companies (taken as a whole), shall not constitute a Burdensome Condition and (B) in no event shall any action expressly required to be undertaken by Ultimate Parent, Parent or Purchaser under this Agreement constitute a Burdensome Condition (it being agreed and understood that the actions set forth in clauses (i) through (vi) of the definition of “Burdensome Condition” expressly are not required to be undertaken by Ultimate Parent, Parent or Purchaser). The Parties shall oppose and defend through litigation or another Legal Proceeding on the merits any claim asserted in court or another venue by any Person, including any Governmental Body, under the HSR Act in order to avoid entry of, or to promptly have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could prevent the Closing before the Termination Date. The Company shall not settle or compromise or offer to settle or compromise any request, inquiry, investigation, action or other Legal Proceeding by or before any Governmental Body with respect to the Transactions without the prior written consent of Parent and, at the written request of Parent, Company shall take (or agree to take) any of the actions described in the definition of Burdensome Condition. Notwithstanding anything to the contrary contained in this Section 5.5 or elsewhere in this Agreement, none of Parent, the Company or any of their respective Affiliates shall be required to propose, execute, carry out or agree or submit to any condition, limitation or remedy that is not conditioned on the consummation of the Merger.

(e)           Prior to Closing, each of Parent and Purchaser shall not, and Parent shall cause its controlled Affiliates and Ultimate Parent not to, directly or indirectly, acquire or agree to acquire, or publicly announce the intent to acquire, any assets, business or any Person that can reasonably considered a competitor to the Company in the development or commercialization of oncological radioimmunotherapy and/or oncological monoclonal antibody-based therapeutic products in the United States, whether by merger, consolidation, license, purchasing the assets of or equity in any Person or by any other manner or engage in any other transaction, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction would reasonably be expected to materially (i) delay or increase the risk of not obtaining any approvals or expiration of waiting periods pursuant to the HSR Act, (ii)  increase the risk of any Governmental Body entering, or materially increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger and the other Transactions or (iii) otherwise materially delay or impede the consummation of the Offer, the Merger and the other Transactions.

5.6          Employee Benefits.

(a)           For a period of at least one year following the Effective Time, Parent shall provide, or cause to be provided, to each employee of the Acquired Companies who is employed by an Acquired Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Subsidiary or Affiliate thereof) during such period (each, a “Continuing Employee”) (i) base salary (or base wages, as the case may be) and cash incentive compensation opportunities (including target bonuses and commissions opportunities), each of which is individually no less favorable than the base salary (or base wages, as the case may be) and cash incentive compensation opportunities (including opportunities for bonuses and commissions) provided to such Continuing Employee immediately prior to the execution of this Agreement, (ii) severance pay and benefits no less favorable than the severance pay and benefits provided under the Employee Plans set forth on Section 3.20(e) of the Company Disclosure Letter applicable to such Continuing Employee and (iii) other employee benefits that are substantially comparable in the aggregate to (A) the benefits provided to such Continuing Employee immediately prior to the execution of this Agreement or, at Parent’s election or (B) the benefits provided to similarly situated employee of Parent or its Affiliates (excluding for all purposes of this Section 5.6(a), equity or equity-based, defined benefit pension, retiree medical and nonqualified deferred compensation, retention, transaction, change in control and other special or non-recurring compensation or benefits), except to the extent more favorable compensation and benefits may be required by applicable Legal Requirements. Parent acknowledges that, upon the occurrence of the Effective Time, a “Change in Control” (or “Change of Control” or similar defined term, as the case may be) of the Company shall have occurred for purposes of each of the Employee Plans in which such definition occurs.

(b)           Without limiting the foregoing:

(i)            Each Continuing Employee shall be given service credit for purposes of eligibility to participate, determination of benefit levels (including levels of benefits under Parent’s or the Surviving Corporation’s (or applicable Subsidiary’s) vacation policy) and eligibility for vesting under Parent or the Surviving Corporation’s (or applicable Subsidiary’s) employee benefit plans and arrangements (“Parent Plans”) with respect to his or her length of service with the Acquired Companies (and their predecessors) prior to the Closing Date to the same extent that such service was recognized prior to the Closing Date under the corresponding Employee Plan; provided, that the foregoing shall not result in the duplication of benefits and Parent shall not be required to provide credit for any purposes under any Parent Plan that is a defined benefit pension plan or post-retirement welfare plan.

(ii)           With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation (or applicable Subsidiary) to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume, as of the Effective Time, the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Acquired Companies.

(iii)          Under any Parent Plan that is a health or welfare benefit plan, Parent shall use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods or required physical examinations under the Parent Plan with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions, waiting periods or physical examinations would not apply under a similar Employee Plan in which such employees participated prior to the Effective Time and (ii) ensure that such Parent Plan shall, for purposes of satisfying any deductibles, co-payments and out-of-pocket maximums and allowances, credit Continuing Employees for all deductibles, co-payments and other amounts incurred for such Continuing Employees or their covered dependents prior to the Effective Time with the Company to the same extent that such amounts paid were recognized prior to the Effective Time under the corresponding Employee Plan.

(c)           If Parent provides written notice at least ten (10) business days prior to the Effective Time, the Company shall use commercially reasonable efforts to adopt resolutions to authorize (i) the Company’s withdrawal from participation in the PEO-sponsored Employee Plan intended to be qualified under Section 401(a) of the Code in which the Company is a participating employer (the “PEO 401(k) Plan”), (ii) the Company’s adoption of a Company-sponsored single employer retirement plan intended to be qualified under Section 401(a) of the Code (the “Spinoff 401(k) Plan”), (iii) the Spinoff 401(k) Plan’s acceptance from the PEO 401(k) Plan of all assets and liabilities attributable to Company participants in the PEO 401(k) Plan, and (iv) the termination of the Spinoff 401(k) Plan, all of which shall be effective no later than the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”), but contingent upon the Effective Time. If participation in the PEO 401(k) Plan and sponsorship of the Spinoff 401(k) Plan are terminated pursuant to this Section 5.6(c), then as soon as practicable following the Closing Date, Parent shall use commercially reasonable efforts to permit (A) all Continuing Employees who were eligible to participate in the PEO 401(k) Plan or the Spinoff 401(k) Plan, as applicable, immediately prior to the 401(k) Termination Date to participate in Parent’s retirement plan intended to be qualified under Section 401(a) of the Code (the “Parent 401(k) Plan”) and (B) each such Continuing Employee to elect to transfer their account balance when distributed from the terminated Spinoff 401(k) Plan to the Parent 401(k) Plan, including any outstanding promissory notes evidencing participant loans to the maximum extent permitted under the Parent 401(k) Plan.

(d)           If the Closing Date occurs prior to the date in 2026 on which 2025 Company annual bonuses would otherwise be payable in the ordinary course of business, each Continuing Employee will be eligible to receive a 2025 annual bonus in an amount equal to such employee’s 2025 annual bonus based on the Company’s target performance determined as of the Closing Date under the applicable bonus arrangements of the Company in effect as of the date hereof, which amount shall be prorated based on the number of days in 2025 that have elapsed as of the Closing Date, net of any withholding Taxes required to be deducted and withheld by applicable Legal Requirements, payable on the date in 2026 on which 2025 Company annual bonuses would otherwise be payable in the ordinary course of business (the “Pro-Rated 2025 Bonus Payment”). A Continuing Employee’s Pro-Rated 2025 Bonus Payment shall be subject to and contingent upon the Continuing Employee remaining in service with an Acquired Company through the date in 2026 on which 2025 Company annual bonuses would otherwise be payable in the ordinary course of business (or an earlier termination of the Continuing Employee’s employment by the Acquired Companies without cause). If a Continuing Employee is eligible for a severance arrangement that provides for a prorated bonus payment, such Continuing Employee shall be required, as a condition to receiving their respective Pro-Rated 2025 Bonus Payment, to waive such prorated bonus payment solely to the extent that it would result in a duplication of a prorated bonus payment for the same period of service, with such waiver to be in a form mutually agreed by the Company and Parent prior to the Closing. The Company, Parent and Purchaser each shall take all actions reasonably necessary to provide for and give effect to the treatment contemplated by this Section 5.6(d), including obtaining all reasonably necessary approvals and consents and delivering evidence reasonably satisfactory to the other Parties that all reasonably necessary determinations by the board of directors of the Company, Parent, or Purchaser (as applicable) or an applicable committee thereof have been made. If the Closing Date does not occur prior to the date in 2026 on which 2025 Company annual bonuses would otherwise be payable in the ordinary course of business, the Company may pay to each employee who is employed at an Acquired Company on such date a Pro-Rated 2025 Bonus Payment.

(e)           From the date of this Agreement through the Closing Date, upon Parent’s reasonable request, during normal business hours, the Company will provide Parent reasonable access to, and make available to Parent, the employees of the Acquired Companies to permit Parent to discuss retention arrangements it wishes to put in place for Continuing Employees from and after the Effective Time.

(f)            The provisions of this Section 5.6 are solely for the benefit of the Parties, and no provision of this Section 5.6 is intended to, or shall, constitute the establishment or adoption of or an amendment to any Employee Plan, Parent Plan or other employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing in this Section 5.6 or elsewhere in this Agreement shall (i) be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any of their respective Affiliates or (ii) limit the right of Parent or its Affiliates (including, following the Effective Time, the Surviving Corporation) to amend, terminate or otherwise modify any Employee Plan, Parent Plan or other employee benefit plan.

5.7          Indemnification of Officers and Directors.

(a)           The Parties agree that, to the fullest extent permitted by applicable Legal Requirements, all rights to indemnification, advancement of expenses and exculpation by any Acquired Company existing in favor of those Persons who are directors, officers and employees of any Acquired Company as of the date of this Agreement or have been directors, officers or employees of the Company in the past (such individuals, the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time), as provided in the certificate of incorporation and bylaws (or applicable governing documents) of the applicable Acquired Company (as in effect as of the date of this Agreement) or as provided in any indemnification agreements between any Acquired Company and said Indemnified Persons that have been made available to Parent, shall survive the Closing and to the fullest extent permitted under applicable Legal Requirements shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and shall be observed by Parent, the Surviving Corporation and their Subsidiaries to the fullest extent available under applicable Legal Requirements for a period of six (6) years from the Effective Time, and any claim made pursuant to such rights within such six (6) year period shall continue to be subject to this Section 5.7(a) and the rights provided under this Section 5.7(a) until disposition of such claim (even if after such six-year (6) period).

(b)           From the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent shall cause the Surviving Corporation and the Surviving Corporation’s Subsidiaries (together with their successors and assigns, the “Indemnifying Parties”), to the fullest extent permitted under applicable Legal Requirements, to indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of an Acquired Company against all losses, claims, damages, liabilities, fees, expenses (including reasonable and documented attorneys’ fees), judgments, amounts paid in settlement or fines incurred by such Indemnified Person in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was (or any acts or omissions by such Indemnified Person in his or her capacity as) a director or officer of an Acquired Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Legal Requirements, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 5.7(b) promptly after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 5.7(b).

(c)           From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, maintain in effect the existing policy of directors’ and officers’ liability insurance maintained by the Acquired Companies as of the date of this Agreement (an accurate and complete copy of which has been made available to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy or become covered by such existing policy prior to the Effective Time with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. At the Company’s election prior to the Effective Time, the Company may (through a nationally recognized insurance broker) purchase a six (6) year “tail” policy for the existing policy effective as of the Effective Time) and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain or maintain insurance pursuant to this Section 5.7(c); provided, however, that in no event shall the Surviving Corporation be required to expend an amount in excess of 300% of the annual premium currently payable by the Acquired Companies as of the date of this Agreement with respect to such existing policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d)           In the event Parent, the Surviving Corporation or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation or its Subsidiary, as the case may be, or at Parent’s option, Parent, shall expressly assume the obligations set forth in this Section 5.7.

(e)           The provisions of this Section 5.7 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 5.7 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

5.8          Securityholder Litigation. Prior to the Effective Time, each Party will provide the other Parties with prompt (and in any event within two (2) business days) notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep such other Parties reasonably informed with respect to such Transaction Litigation, including as to the proposed strategy and other significant decisions with respect to such Legal Proceedings. Each Party will (a) give the other Parties the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with the other Parties with respect to the defense, settlement and prosecution of any Transaction Litigation. No Party may compromise or settle, or agree to compromise or settle, any Transaction Litigation unless the other Parties have consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 5.8, “participate” shall mean that (i) each Party shall be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Party receiving notice of Transaction Litigation (to the extent that the attorney-client privilege between such Party and its counsel is not undermined or otherwise affected) and (ii) may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

5.9          Additional Agreements. Subject to Section 5.5, the Company shall use commercially reasonable efforts to seek each Consent (if any) required to be obtained pursuant to any Material Contract set forth on Schedule 5.9 of the Company Disclosure Letter in connection with the Transactions; provided, that (a) the Company shall not be required to pay money to any third party, commence any Legal Proceeding or offer or grant any negative concessions in connection with such efforts; and (b) for the avoidance of doubt, failure to obtain such Consent shall not cause any Offer Condition or any of the conditions set forth in Article 6 to fail to be satisfied or give rise to any right to terminate this Agreement.

5.10        Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by, and whose form and content shall be agreed to by, the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent disclosure of the content thereof was not previously issued or made in accordance with this Agreement), in each case, with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement to (including to media, analysts, Company Stockholders, investors or those attending industry conferences) and make internal announcements to its employees and contractors, and the Company Associates and make disclosures in Company SEC Documents, in each case, so long as such statements are consistent with previous press releases, public disclosures or public statements; (b) a Party may, without the prior consent of the other Party, but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any Legal Requirement; (c) the Company need not consult with Parent in connection with any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or that relates to any Acquisition Proposal or Company Adverse Change Recommendation and any related matters and (d) no consultation or consent of the other Party shall be required with respect to any dispute between the Parties related to this Agreement or the Transactions.

5.11        Takeover Laws; Advice of Changes. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective boards of directors (or respective committees thereof) shall use their respective commercially reasonable efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

5.12        Section 16 Matters. The Company, and the Company Board (or a duly authorized committee thereof), shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Stock Awards in the Transactions by applicable individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13        Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) (2) under the Exchange Act.

5.14        Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Legal Requirements and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

5.15        Purchaser Stockholder Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent adopting this Agreement.

5.16        Guaranty. Ultimate Parent absolutely, unconditionally and irrevocably guarantees to the Company, as the primary obligor and not merely as surety, the due and punctual observance, payment, performance and discharge of the obligations of Parent and Purchaser pursuant to this Agreement (the “Obligations”). In furtherance of the foregoing, Ultimate Parent acknowledges that the Company may, in its sole discretion, bring and prosecute a separate action or actions against Ultimate Parent for the full amount of the Obligations, regardless of whether any action is brought against Parent. Except for the defense of payment, to the fullest extent permitted by law, Ultimate Parent hereby expressly and unconditionally waives any and all rights or defenses arising by reason of any law, promptness, diligence, notice of the acceptance of this guaranty and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, and notice of the Obligations incurred. Ultimate Parent is a Luxembourg private limited lability company (société à responsabilité limitée) duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority to delivery and perform its obligations under this Section 5.16. Section 5.16 constitutes the legal, valid and binding obligation of Ultimate Parent, and, assuming due authorization, execution and delivery by the other Parties, is enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. The execution and delivery of this Agreement by Ultimate Parent for the purposes set forth herein will not cause a violation of any of the provisions of its organizational documents or any Legal Requirement applicable to Ultimate Parent for such violations as would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Ultimate Parent to perform its obligations under this Section 5.16. No vote of Ultimate Parent’s shareholders is necessary to approve this Agreement or any of the Transactions.

Article 6. CONDITIONS PRECEDENT TO THE MERGER

The respective obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Legal Requirements) prior to the Effective Time of the following conditions:

6.1          No Restraints. No Order preventing the consummation of the Merger shall have been issued by any Governmental Body of competent and applicable jurisdiction after the date hereof and remain in effect, nor shall any Legal Requirement have been entered, enforced, enacted, or issued after the date hereof by any Governmental Body of competent and applicable jurisdiction and remain in effect, in each case which prohibits, prevents or makes illegal the consummation of the Merger.

6.2          Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Article 7. TERMINATION

7.1          Termination. This Agreement may be terminated prior to the Effective Time:

(a)           by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b)           by either Parent or the Company, if (i) a court of competent jurisdiction or other Governmental Body of competent and applicable jurisdiction shall have issued an Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, injunction, decree, ruling or other action shall be final and nonappealable or (ii) a Governmental Body shall have entered, enforced, enacted, or issued a Legal Requirement after the date hereof having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal; provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if (A) in the case of the Company, its, and in the case of Parent, its or Purchaser’s, material breach of any provision of this Agreement has resulted in, or was a proximate cause of, the issuance of such final and nonappealable order, injunction, decree, ruling or other action or such Legal Requirement or (B) it (or in the case of Parent, it or Purchaser) failed to comply in any material respect with its obligations under this Agreement to prevent the entry of or remove such final and nonappealable Order or such Legal Requirement;

(c)           by either Parent or the Company, if (i) the Offer Acceptance Time shall not have occurred on or prior to 11:59 p.m. Eastern Time on February 4, 2026 (such date, the “Termination Date”); provided, however, that in the event that on the original Termination Date, any of the conditions set forth in clause (f) (in connection with or in respect of applicable Legal Requirements issued by a Governmental Body related to antitrust, competition or trade regulation) or clause (e) of Annex I have not been satisfied but all of the other closing conditions set forth in Annex I have been satisfied or waived (other than the Minimum Condition and such other conditions which by their nature are to be satisfied at the Expiration Date, so long as such conditions remain capable of being satisfied or waived), then the Termination Date shall be automatically extended without further action by the Parties until 11:59 p.m. Eastern Time on June 4, 2026 (and in the case of such extension, any reference to the Termination Date in this Agreement shall be a reference to the Termination Date, as extended) or (ii) if the Offer (as it may be required to be extended pursuant to Section 1.1(c), or has otherwise been extended in accordance with this Agreement) shall have expired in accordance with its terms without the Minimum Condition having been satisfied or the other Offer Conditions having been satisfied or waived by Parent, in each case without the acceptance for payment of any Shares validly tendered in the Offer; provided, further that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any Party if its (or in the case of Parent, Parent’s or Purchaser’s) material breach of any provision of this Agreement resulted in, or was a proximate cause of the failure of the Offer Acceptance Time to occur by the Termination Date;

(d)            by the Company, if (i) Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 1.1(a) or (ii) Purchaser shall, when required to do so in accordance with the terms of this Agreement, have failed to accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended);

(e)            by Parent at any time prior to the Offer Acceptance Time, if the Company has breached or failed to perform any of its covenants or other agreements contained in this Agreement, or if any of the representations or warranties of the Company in this Agreement is inaccurate, which breach, failure to perform or inaccuracy would result in a failure of a condition set forth in clause (B)(b) or clause (B)(c) of Annex I, as applicable, if such breach, failure or inaccuracy were continuing as of immediately prior to the Expiration Date, except that if such breach, failure or inaccuracy is capable of being cured prior to the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 7.1(d) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Company Breach Notice Period”), stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach, failure or inaccuracy has been cured prior to the expiration of the Company Breach Notice Period (to the extent capable of being cured); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if Parent or Purchaser is then in material breach of any representation, warranty, covenant or agreement in this Agreement;

(f)             by Parent at any time prior to the Offer Acceptance Time, if the Company Board (or a duly authorized committee thereof) makes and has not withdrawn a Company Adverse Change Recommendation;

(g)            by the Company at any time prior to the Offer Acceptance Time, if Parent or Purchaser has breached or failed to perform in any material respect any of its respective covenants or other agreements contained in this Agreement, or if any of the representations or warranties of the Company in this Agreement is inaccurate in any material respect, which breach, failure to perform or inaccuracy would or would reasonably be expected to prevent or materially impair Parent or Purchaser from consummating the Transactions prior to the Termination Date, except that if such breach, failure or inaccuracy is capable of being cured prior to the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 7.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Parent Breach Notice Period”), stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach, failure or inaccuracy has been cured prior to the expiration of the Parent Breach Notice Period (to the extent capable of being cured); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if the Company is then in material breach of any representation, warranty, covenant or agreement in this Agreement; or

(h)            by the Company at any time prior to the Offer Acceptance Time, in order to accept a Superior Proposal and enter into a Company Acquisition Agreement providing for the consummation of such Superior Proposal in accordance with Section 5.4(b), so long as the Company pays or causes to be paid the Company Termination Fee due to Parent in accordance with Section 7.3(b)(i).

7.2          Manner and Notice of Termination; Effect of Termination.

(a)            The Party terminating this Agreement pursuant to Section 7.1 (other than pursuant to Section 7.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 7.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b)            Any valid termination of this Agreement pursuant to Section 7.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties (provided it complies with Section 7.3). In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall immediately be of no further force or effect, without any liability or obligation on of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except the provisions of Section 1.1(d), the last sentence of Section 1.2(b), Section 3.26, Section 4.13, Section 5.16, this Section 7.2, Section 7.3 and Article 8 will each survive the termination of this Agreement and shall remain in full force and effect in accordance with their respective terms. Notwithstanding the foregoing but subject to Section 7.3(c), nothing in this Agreement will relieve any Party from any liability for any Willful Breach of this Agreement arising prior to the valid termination of this Agreement or fraud (which liability or damages to the extent owed to the Company or the Company Stockholders may include damages on behalf of the Company and the Company Stockholders based on loss of the economic benefit of the Transactions to the Company and the Company Stockholders to the fullest extent provided by Section 261(a)(1) of the DGCL, it being acknowledged and agreed that the Company will have the exclusive right to seek and obtain such damages on behalf of itself and the Company Stockholders). In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

7.3            Expenses; Termination Fee.

(a)            Except as set forth in Section 5.5 and this Section 7.3 or as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Offer and the Merger are consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Paying Agent.

(b)            Company Termination Fee.

(i)              If the Company validly terminates this Agreement pursuant to Section 7.1(h), then the Company must, prior to or substantially concurrently with such termination unless provided otherwise in the last sentence of Section 7.3(d), pay or cause to be paid to Parent an amount equal to $14,250,000 in cash (the “Company Termination Fee”).

(ii)             If Parent validly terminates this Agreement pursuant to Section 7.1(f), then the Company must promptly (and in any event within two (2) business days) following such termination pay or cause to be paid to Parent the Company Termination Fee.

(iii)            If (A) (1) this Agreement is validly terminated pursuant to Section 7.1(c) (but in the case of such a termination by the Company, only if at such time Parent would not have been prohibited from terminating this Agreement pursuant to the proviso to Section 7.1(c)(i)) or (2) Parent validly terminates this Agreement pursuant to Section 7.1(e), (B) after the date hereof and prior to the date of such termination, a bona fide Acquisition Proposal is publicly disclosed (whether by the Company or a third party) or otherwise made known to the Company Board or publicly known to the Company Stockholders, and in each case, is not withdrawn without qualification at least three (3) business days prior to the date of such termination and (C) within twelve (12) months of such termination, a transaction implementing an Acquisition Proposal is consummated or a definitive agreement in respect of an Acquisition Proposal is entered into (whether or not related to the Acquisition Proposal commenced prior to Transaction), then the Company will, substantially concurrently with the consummation of or prior to or substantially concurrently with the entry into the definitive agreement for (as applicable) such Acquisition Proposal, pay or cause to be paid to Parent the Company Termination Fee. For purposes of this Section7.3(b)(iii), all references to “15%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%.”

(c)            Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(d)            Payment; Default. The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. Each Party acknowledges and agrees, on behalf of itself and its Affiliates, that the payment of the Company Termination Fee is not a penalty but instead is liquidated damages in a reasonable amount that shall compensate Parent, Purchaser and their respective Affiliates in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Accordingly, if the Company fails to promptly pay the Company Termination Fee pursuant to this Section 7.3 and, in order to obtain such payment, Parent commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in this Section 7.3 or any portion thereof, the Company will pay to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Legal Requirements (collectively, the “Enforcement Expenses”). The Company Termination Fee and all other payments under this Section 7.3 shall be made by the Company to Parent, by wire transfer of immediately available funds to an account designated in writing by Parent; provided that, notwithstanding the stated due date of any Company Termination Fee or other payment due under this Section 7.3, if Parent shall not have provided such wire instructions to the Company at least two (2) business days prior to such due date, then such payment shall be deemed to be due two (2) business days following the provision of such wire instructions in writing to the Company.

(e)            Sole and Exclusive Remedy of Parent. Subject to the provisions of Section 7.3(f) and Section 8.5(b), if this Agreement is validly terminated pursuant to Section 7.1, Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 7.3(b) (including, if applicable, Parent’s right to Enforcement Expenses under Section 7.3(d)) will be the sole and exclusive remedy of Parent, Purchaser and the Parent Related Parties against the Company Related Parties arising out of or in connection with this Agreement, any agreement executed in connection herewith and the Transactions, the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Legal Requirements arising out of or in connection with any breach, termination or failure of this Agreement or any other agreement executed in connection herewith. Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 7.3(b) and any Enforcement Expenses payable pursuant to Section 7.3(d) will be the only monetary damages the Parent Related Parties may recover from Company Related Parties in respect of this Agreement, any agreement executed in connection herewith and the Transactions, the termination of this Agreement, the failure to consummate the Offer or the Merger or any claims or actions under applicable Legal Requirements arising out of or in connection with any such breach, termination or failure, and upon payment of such amounts (A) none of the Company Related Parties will have any further liability or obligation to any of the Parent Related Parties relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their respective Affiliates) will remain obligated with respect to, and Parent may be entitled to remedies with respect to, the Confidentiality Agreement); and (B) none of Parent, Purchaser or any other Person will be entitled to bring or maintain any Legal Proceeding against the Company or any Company Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their respective Affiliates) will remain obligated with respect to, and Parent and the Company, as applicable, may be entitled to remedies with respect to, the Confidentiality Agreement). Notwithstanding the foregoing, this Section 7.3(e) will not relieve any Party from any liability (I) if this Agreement is validly terminated by either Party in circumstances where the Company Termination Fee is not owed pursuant to Section 7.3(b) for any Willful Breach of this Agreement or fraud prior to such termination or (II) for any breaches of the Confidentiality Agreement.

(f)            Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in Section 7.3(e), it is agreed that Parent, Purchaser and Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 8.5(b), except that, although the Parties, each in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 8.5(b), under no circumstances will a Party be permitted or entitled to receive both (i) specific performance of the other Party’s obligation to effect the Closing and (ii) any payment of the Company Termination Fee (in the case of Parent) or monetary damages in respect of a Willful Breach or fraud of the other Party.

Article 8. MISCELLANEOUS PROVISIONS

8.1           No Survival of Representations, Warranties, Covenants and Agreements. The Parties acknowledge and agree that (a) none of the representations and warranties contained in this Agreement, the Company Disclosure Letter or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at, the Effective Time and (b) except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants or agreements of the Parties in this Agreement shall survive, and all rights, claims and causes of actions (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to such covenants and agreements shall terminate at, the Effective Time.

8.2           Amendment. Prior to the Effective Time and subject to Section 5.7(e), any provision of this Agreement may be amended by the Parties only if such amendment is in writing and is signed by each Party.

8.3           Waiver. At any time prior to the Effective Time, Parent or the Company may, subject to applicable Legal Requirements, (a) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Party or (c) waive compliance by the other Party with any of the agreements contained herein applicable to such Party or, except as otherwise provided herein, waive any of such Party’s conditions (it being understood that Parent and Purchaser shall be deemed a single Party for purposes of the foregoing). No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.4           Entire Agreement; Counterparts. This Agreement (including the exhibits, schedules and annexes hereto, the Company Disclosure Letter and the documents and instruments relating to the Offer and the Merger referred to in this Agreement), the Confidentiality Agreement and the Tender and Support Agreements constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

8.5           Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies; Waiver of Jury Trial.

(a)            This Agreement, including any claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance thereof or the Transactions, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof that would cause the application of the Legal Requirements of any jurisdiction other than the State of Delaware. Subject to Section 8.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the Transactions, each of the Parties irrevocably (i) submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (such courts, the “Chosen Courts”) (it being agreed that the consents to jurisdiction and venue set forth in this Section 8.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); (ii) waives the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any Legal Proceeding in the Chosen Courts; (iii) agrees to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any Chosen Court and (iv) agrees not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any court other than the Chosen Courts (except for an action to enforce a judgment of a Chosen Court). Each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 8.8. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b)            The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur and that the Parties would not have any adequate remedy at law in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its (or their) specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled, in addition to any other remedy to which it is entitled at law or in equity, to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, at law or in equity, (ii) the provisions set forth in Section 7.3: (x) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement; and (y) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the Transactions and without that right, none of the Company, Parent or Purchaser would have entered into this Agreement. It is explicitly agreed that the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Purchaser’s obligations to consummate the Offer, the Merger and the other Transactions. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to the applicable Legal Requirements or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The Parties further agree that (x) by seeking the remedies provided for in this Section 8.5, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement and (y) nothing set forth in this Section 8.5 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 8.5 prior to, or as a condition to, exercising any termination right under Article 7 (and pursuing damages after such termination to the extent permitted hereunder), nor shall the commencement of any Legal Proceeding by a Party pursuant to this Section 8.5 or anything set forth in this Section 8.5 restrict or limit such Party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement that may be available then or thereafter.

(c)            EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN OR AMONG THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS OR THE ACTIONS OF PARENT, PURCHASER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5(c).

8.6           Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights hereunder may be directly or indirectly assigned (including by operation of law) without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect. No assignment by any Party in accordance herewith will relieve such Party of any of its obligations hereunder.

8.7           No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for: (a) if the Offer Acceptance Time and the Effective Time occurs, (i) the right of the Company’s stockholders to receive the Offer Price or the Merger Consideration, as applicable and (ii) the right of the holders of Company Options, RSU Awards, and PSU Awards to receive the Option Consideration, the RSU Consideration, and the PSU Consideration, as applicable; (b) the provisions set forth in Section 5.7; and (c) the limitations on liability of the Company Related Parties set forth in Section 7.3(e).

8.8           Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder: (a) one (1) business day after being sent for next business day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) if sent by email transmission, upon transmission (provided, that no “bounce back” or similar message of non-delivery is received with respect thereto); provided, that, in each case, the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Ultimate Parent, Parent or Purchaser (or following the Effective Time, the Company):

Perseus BidCo US, Inc.

c/o BTG International Inc.

300 Conshohocken State Road, Suite 300

West Conshohocken, Pennsylvania 19428

Attn: Legal Department

Email:	[***]

SERB SAS

c/o BTG International Inc.

40 Avenue George V

Paris, France 75008

Attention: Legal Department

Email:	[***]

with a copy to (which shall not constitute notice):

Freshfields US LLP

3 World Trade Center

175 Greenwich Street, 51st Floor

New York, NY 10007

Attn:      Paul K. Humphreys

                 Sebastian L. Fain

Email:   paul.humphreys@freshfields.com

                sebastian.fain@freshfields.com

if to the Company (prior to the Effective Time):

Y-mAbs Therapeutics, Inc.

202 Carnegie Center, Suite 301

Princeton, NJ 08540

Attention : Michael Rossi

Email : [***]

with a copy to (which shall not constitute notice):

Cooley LLP

55 Hudson Yards

New York, New York 10001

Attn:	William Sorabella; William Roegge; Divakar Gupta; and Sarah Sellers
Email:	wsorabella@cooley.com; broegge@cooley.com; dgupta@cooley.com; and ssellers@cooley.com

8.9          Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.10        Obligation of Parent. Parent shall ensure that each of its Subsidiaries duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to its Subsidiaries under this Agreement, and Parent shall be jointly and severally liable with its Subsidiaries for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

8.11        Transfer Taxes. Except as expressly provided in Section 2.7(d), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with this Agreement and the Transactions shall be paid by Parent and Purchaser when due. Parent and Purchaser shall file, at their expense, all Tax Returns and other documentation required to be filed with respect to such Taxes and fees.

8.12        Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company, as applicable, that are set forth in this Agreement if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure. The mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty or covenant shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or constitutes a Material Adverse Effect, and no reference to, or disclosure of, any item or other matter in the Company Disclosure Letter shall necessarily imply that any other undisclosed matter or item having a greater value or significance is material.

8.13        Construction.

(a)            For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. For purposes of this Agreement, where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires.

(b)            Each Party has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, the Parties agree that any rule of construction to the effect that ambiguities or questions of intent or interpretation are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authority of any of the provisions of this Agreement.

(c)            The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Legal Requirement, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the drafting party of such agreement or document.

(d)            As used in this Agreement, unless otherwise indicated, the words “include,” “includes” and “including” shall be deemed in each case to be followed by the words “without limitation.” As used in this Agreement, unless otherwise indicated, the words “hereof,” “herein” and “hereunder” and words of like import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. As used in this Agreement, unless otherwise indicated, the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”). As used in this Agreement, unless otherwise indicated, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and shall not simply mean “if”.

(e)            Except as otherwise indicated, all references in this Agreement to “Sections”, “Exhibits”, “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(f)            Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(g)            References to “made available” shall mean that such documents or information referenced: (i) were delivered or provided to the Company, Parent, Purchaser or their respective Representatives, as applicable; (ii) were contained in the Company’s electronic data room maintained by Datasite; or (iii) were publicly available, without redactions, on the EDGAR website, in each of (i), (ii) and (iii), prior to 9:00 a.m. Eastern time on August 4, 2025 (or after such time if Parent or any of its Representatives confirms receipt of such documents or information in writing).

(h)            References to any specific Legal Requirement or to any provision of any Legal Requirement includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Legal Requirement will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto) as of such date.

(i)            References in this Agreement to “ordinary course” or “ordinary course of business” shall mean the ordinary course of operations of the Company, consistent in all material respects with the Company’s past practice.

(j)            References to “$” or “dollars” refer to United States dollars unless otherwise noted.

(k)            The table of contents and bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(l)            Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified. Whenever any action must be taken hereunder on or by a day that is not a business day, then such action may be validly taken on or by the next day that is a business day. Unless otherwise specified in this Agreement, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded.

(m)           Non-Recourse. Notwithstanding anything to the contrary in this Agreement, the Company, on behalf of itself and the Company Related Parties, agrees that this Agreement and the other agreements entered into in connection herewith may only be enforced against, and any claim, action, suit or other Legal Proceeding (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any breach (whether willful (including a Willful Breach), intentional, unintentional or otherwise), loss, Liability, damage or otherwise in connection with, relating to or arising out of any of the Transactions, may only be brought against the entities that are expressly named as parties hereto or thereto and then only with respect to the specific obligations set forth herein or therein with respect to such party, as applicable. Notwithstanding anything to the contrary in this Agreement or any other agreement, no Parent Related Party other than Parent or Purchaser (a “Non-Recourse Party”) shall have any liability or obligation for any Liabilities of any Person, including any party to this Agreement or any other agreement, under this Agreement or any other agreement or for any claim or Legal Proceeding (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) in connection with, relating to or arising out of any of this Agreement or the Transactions, other than the obligations of the Ultimate Parent solely in accordance with, and subject to the terms and conditions of, Section 5.16 and Article 8.

[Signature pages follow]

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

Y-mAbs Therapeutics, Inc.

By:	/s/ Michael Rossi
Name:	Michael Rossi
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

Perseus BidCo US, Inc.

By:	/s/ Vanessa Wolfeler
Name:	Vanessa Wolfeler
Title:	President

Yosemite Merger Sub, Inc.

By:	/s/ Vanessa Wolfeler
Name:	Vanessa Wolfeler
Title:	President

Solely for purposes of Section 5.16 and Article 8,

Stark International Lux

By:	/s/ Karim van den Ende
Name:	Karim van den Ende
Title:	Manager and Authorised Signatory

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Certain Definitions

For purposes of this Agreement (including this Exhibit A):

“401(k) Termination Date” is defined in Section 5.6(c).

“Acceptable Confidentiality Agreement” is defined in Section 5.3(a).

“Acquired Companies” shall mean the Company and each of its Subsidiaries, collectively.

“Acquisition Proposal” shall mean any indication of interest, proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions providing for any (a) purchase, acquisition or license of assets (including equity interests) of the Acquired Companies equal to 15% or more of the consolidated assets of the Acquired Companies or to which 15% or more of the consolidated revenues or earnings of the Acquired Companies are attributable, (b) purchase, issuance by the Company or acquisition of 15% or more of the outstanding Shares, or securities convertible into outstanding Shares, (c) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Shares, or securities convertible into outstanding Shares, or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Shares, or securities convertible into outstanding Shares, in each case, other than the Transactions.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise; provided, that any references to an Affiliate of Parent, Purchaser or the Company (following Closing) in this Agreement shall not be deemed to refer to Charterhouse Capital Partners LLP or any Person that would otherwise be deemed to be an Affiliate of Parent, Purchaser or the Company (following Closing) solely due to such Person controlling, being controlled by or being under common control of, or having directors, officers, managers or general partners who are employees or affiliated with, Charterhouse Capital Partners LLP or any of its related investment vehicles.

“Agreement” is defined in the preamble to this Agreement.

“Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the UK Bribery Act of 2010, and any applicable Legal Requirements relating to the prevention of corruption, bribery, or money-laundering.

“Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, state Legal Requirements and other applicable Legal Requirements (including non-U.S. Legal Requirements) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, or abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Applicable Proceeding” is defined in Section 5.2(c).

“Balance Sheet” is defined in Section 3.10.

“Bankruptcy and Equity Exceptions” is defined in Section 3.14(b).

“Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

“Burdensome Condition” is defined in Section 5.5(d).

“business day” shall mean a day except a Saturday, a Sunday or other day on which banks in any of New York City, New York and Paris, France are authorized or required by Legal Requirements to remain closed.

“Certificate of Incorporation” shall mean the Amended and Restated Certificate of Incorporation of the Company.

“Certificates” is defined in Section 2.7(b).

“Change in Circumstance” shall mean any material event, fact, occurrence or development or material change in circumstances with respect to the Company that (a) was not known or reasonably foreseeable to the Company Board as of the date of this Agreement (or if known Company Board as of the date hereof, the consequences of which were not known or reasonably foreseeable to Company Board as of the date of this Agreement) and (b) does not relate to (i) any Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates, any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which the Company or any of its Subsidiaries operates, (iii) clearance of the Merger under the Antitrust Laws or any matters relating thereto or arising therefrom, (iv) the taking of any action required or expressly contemplated by this Agreement, (v) the fact, in and of itself, that the Company meets or exceeds any internal or analysts’ expectations or projections for the results of operations for any period ending on or after the date of this Agreement (provided, that the exception in this clause (v) shall not prevent or otherwise affect any such development or change underlying the Company meeting or exceeding such metrics from being taken into account in determining whether a Change in Circumstance has occurred) or (vi) any changes after the date of this Agreement in the market price or trading volume of the shares of Company Common Stock (provided, that the exception in this clause (vi) shall not prevent or otherwise affect any such development or change underlying such change in market price or trading value from being taken into account in determining whether a Change in Circumstance has occurred).

“Closing” is defined in Section 2.3(a).

“Closing Date” is defined in Section 2.3(a).

“Code” shall mean the Internal Revenue Code of 1986.

“Collaboration Partners” shall mean the Acquired Companies’ (sub-)licensees or (sub-) licensors of Intellectual Property or any third party with which any Acquired Company has entered into a Contract that relates to the material research, development, supply, manufacturing, testing, commercialization, or other exploitation of any Company Product.

“Company” is defined in the preamble to this Agreement.

“Company Adverse Change Recommendation” is defined in Section 5.4(a).

“Company Associate” shall mean each current or former officer or other employee, or individual who is an individual independent contractor, consultant or director, of or to any of the Acquired Companies.

“Company Board” is defined in the recitals of this Agreement.

“Company Board Recommendation” is defined in the recitals of this Agreement.

“Company Breach Notice Period” is defined in Section 7.1(e).

“Company Common Stock” shall mean the common stock, par value of $0.0001 per share, of the Company.

“Company Contract” shall mean any Contract to which an Acquired Company is a party.

“Company Disclosure Documents” is defined in Section 3.7(g).

“Company Disclosure Letter” is defined in Article 3.

“Company Equity Plans” shall mean the Company’s Amended and Restated 2015 Equity Incentive Plan and the Company’s 2018 Equity Incentive Plan.

“Company ESPP” is defined in Section 2.10.

“Company Lease” shall mean any Company Contract pursuant to which an Acquired Company leases or subleases Leased Real Property from another Person.

“Company Licensed IP” shall mean Intellectual Property Rights that are exclusively licensed to an Acquired Company, including any patent or patent application that claims priority to or shares priority with any applicable patent identified on Section 3.12(a) of the Company Disclosure Letter.

“Company Option” shall mean any option to purchase Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Owned IP” shall mean all Intellectual Property Rights that are owned or purported to be owned (solely or jointly) by an Acquired Company, including any patent or patent application that claims priority to or shares priority with any applicable patent identified on Section 3.12(a) of the Company Disclosure Letter.

“Company Preferred Stock” shall mean the preferred stock, par value of $0.0001 per share, of the Company.

“Company Product” shall mean each product or product candidate, including Danyelza, that has been (since January 1, 2023) or is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of an Acquired Company, including by any Collaboration Partner.

“Company Related Parties” shall mean, collectively, (a) the Company and its Affiliates and (b) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, members, managers, general or limited partners, stockholders and assignees of the Company and its Affiliates.

“Company SEC Documents” is defined in Section 3.7(a).

“Company Stock Award Grant Date” is defined in Section 3.4(e).

“Company Stock Awards” shall mean all Company Options, RSU Awards, and PSU Awards.

“Company Stockholder” shall mean a holder of Company Common Stock.

“Company Termination Fee” is defined in Section 7.3(b)(i).

“Confidentiality Agreement” is defined in Section 5.1.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Continuing Employee” is defined in Section 5.6(a).

“Contract” shall mean any legally binding agreement, contract, subcontract, lease, instrument, bond, debenture, note, indenture, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or other legally binding commitment or undertaking of any nature.

“Danyelza” shall mean the proprietary product known as DANYELZA® (naxitamab-gqgk).

“Data Security Requirements” shall mean, to the extent governing the privacy, data protection or security of any Personal Information, all applicable (a) Legal Requirements (including but not limited to the Health Insurance Portability and Accountability Act of 1996 and the EU General Data Protection Regulation), (b) written external-facing privacy policies and (c) binding contractual requirements to which the Company is a party.

“Determination Notice” is defined in Section 5.4(b)(i).

“DGCL” shall mean the Delaware General Corporation Law.

“Dissenting Shares” is defined in Section 2.8.

“DOJ” shall mean the U.S. Department of Justice.

“DTC” is defined in Section 2.7(b).

“Effective Time” is defined in Section 2.3(b).

“Employee Census” is defined in Section 3.20(a).

“Employee Plan” shall mean any written or unwritten employment, individual consulting, advisory or other service provider, salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, equity or equity-based compensation, severance pay, termination pay, death and disability benefits, hospitalization, medical, dental, life, retiree medical or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, stock bonus, pension or retirement, supplemental retirement, employee stock ownership, change of control, transaction bonus, retention, relocation, repatriation or expatriation, fringe benefit or other compensatory or health or welfare benefit plan, policy, program, agreement or arrangement and each other “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) (whether or not subject to ERISA), or arrangement, in each case sponsored, maintained, contributed to or required to be sponsored, maintained or contributed to by any of the Acquired Companies or any ERISA Affiliate (including any plan, policy, program, agreement or arrangement that is sponsored by a PEO under which any current or former Company Associate is eligible to receive benefits in connection with the engagement of a PEO by an Acquired Company) for the benefit of any Company Associate, or with respect to which an Acquired Company has or could reasonably be expected to have any direct or indirect present or future liability.

“Encumbrance” shall mean any lien, license, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” shall mean any federal, state, local or foreign Legal Requirements relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, releases or threatened releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean any Person which is (or at any relevant time was or will be) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliate service group” with any Acquired Company as such terms are defined in Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Excluded Shares” shall mean (a) any Shares held by (i) the Acquired Companies (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties) or (ii) Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent as of the Effective Time and (b) any Dissenting Shares.

“Expiration Date” is defined in Section 1.1(c).

“Extension Deadline” is defined in Section 1.1(c)(iii).

“FDA” is defined in Section 3.15(c).

“FDCA” is defined in Section 3.15(c).

“FTC” shall mean the U.S. Federal Trade Commission.

“GAAP” is defined in Section 3.7(b).

“Good Clinical Practice Requirements” shall mean the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 50, 54, 56 and 312, and comparable standards of any other applicable Governmental Body.

“Good Laboratory Practice Requirements” shall mean the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, and comparable standards of any other applicable Governmental Body.

“Good Manufacturing Practice Requirements” shall mean the applicable requirements set forth in the quality systems regulations for drugs contained in 21 C.F.R. Parts 210, 211, 600 and 610 and comparable standards of any other applicable Governmental Body.

“Government Official” shall mean any officer or employee of a Governmental Body or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such Governmental Body, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, Consents, Orders, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean: (a) any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) any government; or (c) any governmental, regulatory or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity, (d) any court, judicial body, arbitrator, arbitration panel or other tribunal, and (e) any non-governmental self-regulatory agency, securities exchange, commission or authority, in each of (b) through (e), whether supranational, national, federal, state, local, municipal, domestic or foreign.

“Governmental Program” shall mean any “Governmental Program” as defined in 42 U.S.C. §1320a-7b(f), including Medicare, Medicaid, CHAMPVA, TRICARE, the United States Department of Veteran Affairs, and all other health care reimbursement programs funded and/or regulated by any Governmental Body.

“Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

“Healthcare Laws” shall mean any and all federal, state, local, or foreign Legal Requirements applicable to an Acquired Company or, to the extent relating to the operation of the business of the Acquired Companies, any Collaboration Partner related to the nonclinical and clinical research, investigation, development, design, manufacturing, packaging, labeling, marketing, advertising, promotion, import, export, testing, sale, sampling, distribution, use, and commercialization of healthcare products (and components thereof), including any Company Product, including the FDCA; the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the Federal Physician Payments Sunshine Act, 42 U.S.C. §1320a-7h; the Federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), 42 U.S.C. § 1320d; the False Claims Act, 31 U.S.C. §§ 3729-3733; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Exclusions Law, 42 U.S.C. § 1320a-7; Legal Requirements governing the protection of human research subjects; 15 U.S.C. §§ 41-58; the Controlled Substances Act, 21 U.S.C. § 801 et seq., Legal Requirements governing the manufacture, possession, and distribution of controlled substances; state board of pharmacy Legal Requirements; and any applicable implementing regulations promulgated under any of the foregoing, including current Good Manufacturing Practice Requirements, Good Laboratory Practice Requirements, and Good Clinical Practice Requirements.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“In-bound License” is defined in Section 3.12(e).

“Indebtedness” shall mean, with respect to the Acquired Companies: (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person and the capitalized value of any finance leases; (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person; (c) any obligations in respect of letters of credit (to the extent issued) and bankers’ acceptances or other similar instruments; (d) all liabilities under interest rate, currency, swap, collar, hedging, or similar agreements or arrangements; or (e) any guaranty of any such obligations described in clauses (a) through (d) of any Person (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business and that are not more than ninety (90) days past due).

“Indemnified Persons” is defined in Section 5.7(a).

“Indemnifying Parties” is defined in Section 5.7(b).

“Intellectual Property Rights” shall mean and includes all rights, title and interest in or relating to any and all intellectual property, which may exist or be created under the laws of any jurisdiction in the world, including: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs, social media identifiers and accounts, and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know-how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) designs; (f) rights of publicity and privacy and other rights to use the names, likeness, image, photograph, voice, identity and Personal Information of individuals; (g) other proprietary rights in intellectual property of every kind and nature; and (h) all registrations, renewals, extensions, statutory invention registrations, provisionals, non-provisionals, continuations, continuations-in-part, divisionals, or reissues of, and applications for, any of the rights referred to in clauses (a) through (h) (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IRS” shall mean the Internal Revenue Service.

“knowledge” shall mean, (a) with respect to the Company, the actual knowledge of the Michael Rossi (Chief Executive Officer), Thomas Gad (Founder and Chief Business Officer) and Peter Pfreundschuh (Chief Financial Officer) of the Company, after reasonable inquiry of such individuals’ direct reports with responsibility for the subject matter in question, and (b) with respect to Parent, the actual knowledge of Vanessa Wolfeler (Chief Executive Officer) and Ben Watt (Chief Financial Officer), after reasonable inquiry of such individuals’ direct reports with responsibility for subject matter in question. With respect to matters involving Intellectual Property Rights, knowledge does not require that the relevant individuals (including direct reports) have conducted or obtained any freedom-to-operate or similar opinions of counsel or any intellectual property clearance searches; provided, that any such inquiries, opinions or searches that have been conducted or obtained, along with any actual knowledge revealed by such inquiries, opinions or searches that have been conducted or obtained, will not be excluded from the term as a result of this sentence.

“Leased Real Property” is defined in Section 3.11(b).

“Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, or appellate proceeding), inquiry, or hearing commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including Nasdaq).“Liability” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Material Adverse Effect” shall mean any fact, event, occurrence, effect, change, development or circumstance (each, an “Effect”) that has had a material adverse effect on the business, financial condition or results of operations of the Acquired Companies (taken as a whole); provided, however, that no Effect arising out of, relating to or resulting from the following, shall be deemed in and of themselves, either alone or in combination, to be or constitute, or shall be taken into account in determining, whether there has been, or would reasonably be expected to be, a Material Adverse Effect:

(i)              general economic, legislative, regulatory or political conditions or conditions in any securities, credit, financial or other capital markets or in the industry in which the Acquired Companies operate, in each case in the United States or any other country or region;

(ii)             any Effect arising directly or indirectly from or otherwise relating to changes in interest rates, inflation rates, tariffs or fluctuations in the value of any currency;

(iii)            any Effect in general regulatory, legislative or political conditions in the United States or any other country or region in the world;

(iv)           any act of terrorism, war, civil unrest, national or international calamity, cyber-intrusion, weather, earthquakes, hurricanes, tornados, natural disasters, climatic conditions, pandemic or epidemic or any other similar event (and any escalation or worsening of any of the foregoing);

(v)            any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirements or GAAP, or legally binding interpretations of any Legal Requirements or GAAP;

(vi)           any change in the market price, credit rating or trading volume of the Company’s stock or other securities or any change affecting the ratings or the ratings outlook for the Company (provided, that the underlying factors contributing to any such change shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Material Adverse Effect);

(vii)           any Effect arising out of or relating to the announcement, execution, pendency or performance of this Agreement and the Transactions, including (A) any claim or Legal Proceeding arising out of or related to this Agreement or the Transactions, (B) any change in customer, supplier, distributor, employee, financing source, stockholder, regulatory, partner or similar relationships of the Acquired Companies resulting therefrom or (C) any Effect that arises out of or relates to the identity of, or any facts or circumstances relating to, Parent or any of its Affiliates; provided, that this foregoing clause (vii) shall not apply with respect to any representation or warranty that expressly addresses the consequences of the announcement of, or the compliance with, this Agreement, or the pendency or consummation of the transactions contemplated hereby or with respect to the condition set forth in clause (B)(g) of Annex I, solely to the extent it relates to such representations and warranties;

(viii)         (A) any action taken (or omitted to be taken) with the express written consent of the Parent or (B) the failure to take any action that is expressly prohibited by the terms of this Agreement to the extent Parent unreasonably fails to give its consent thereto after a written request therefor;

(ix)            any failure by the Company to meet any internal or external projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (provided, that the underlying factors contributing to any such failure shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Material Adverse Effect);

(x)             any determination by, or delay of a determination by, the FDA or any other Governmental Body, or any panel, or advisory body empowered or appointed thereby, with respect to any applications, approvals or clearances relating to the Acquired Companies’ or their competitors’ product candidates, products, or programs;

(xi)            any results, outcomes, data, indications, adverse events, side effects or safety observations arising from preclinical trials, clinical trials or testing (including any stability testing), including any requirement to conduct further clinical studies or tests or any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of any new side effects, adverse events or safety observations, with respect to the Acquired Companies’ or their competitors’ product candidates, products or programs;

(xii)           the results of, or any data derived from, any preclinical or clinical testing being conducted by or on behalf of any actual competitor of the Acquired Companies or any announcements thereof;

(xiii)           any regulatory, preclinical or clinical, competitive, pricing reimbursement or manufacturing effects, changes, events, facts, circumstances or occurrences relating to or affecting any Company Product or any product or product candidate competitive with any Company Product, (provided, that any Effect referred to in the foregoing clauses (x), (xi), (xii) and (xiii) may be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect to the extent such Effect involves (A) any wrongdoing by any Acquired Companies or (B) any breach of this Agreement by any Acquired Companies); or

(xiv)          the availability of or cost of equity, debt or other financing to Parent or Purchaser;

provided, further that any Effect referred to in the foregoing clauses (i) through (vi) may be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect to the extent such Effect has a disproportionate adverse impact on the Acquired Companies (taken as a whole) as compared to other similarly situated participants in the industries in which the Acquired Companies operate (in which case any such incremental disproportionate adverse impact (and only such incremental disproportionate adverse impact) may be taken into account in determining whether there is, or would reasonably be expected to be a Material Adverse Effect).

“Material Contract” is defined in Section 3.14(a).

“Merger” is defined in the recitals of this Agreement.

“Merger Consideration” is defined in Section 2.6(a)(iv).

“Minimum Condition” is defined in Annex I.

“Nasdaq” shall mean The Nasdaq Global Select Market.

“Offer” is defined in the recitals of this Agreement.

“Offer Acceptance Time” is defined in Section 1.1(g).

“Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 1.1(b).

“Offer Documents” is defined in Section 1.1(e).

“Offer Price” is defined in Recital A of this Agreement.

“Offer to Purchase” is defined in Section 1.1(b).

“Option Consideration” is defined in Section 2.9(a).

“Order” shall mean any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, temporary, preliminary or permanent, in each case, that is entered, issued, made or rendered by any Governmental Body and that is binding on any Person or its property under applicable Legal Requirement.

“Out-bound License” is defined in Section 3.12(e).

“Parent” is defined in the preamble to this Agreement.

“Parent 401(k) Plan” is defined in Section 5.6(c).

“Parent Breach Notice Period” is defined in Section 7.1(g).

“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with one or more other Effects, prevents, materially delays or materially impairs the ability of Parent or Purchaser to consummate the Transactions or perform its obligations under this Agreement or the other documents executed in connection with the Transactions to which Parent or Purchaser is a party.

“Parent Related Parties” shall mean (a) Parent, Purchaser and their Affiliates and (b) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, members, managers, general or limited partners, stockholders and assignees of each of Parent, Purchaser and their respective Affiliates.

“Parties” shall mean Parent, Purchaser and the Company.

“Paying Agent” is defined in Section 2.7(a).

“Payment Fund” is defined in Section 2.7(a).

“PEO” shall mean any professional employer organization, co-employer organization or employer of record.

“PEO 401(k) Plan” is defined in Section 5.6(c).

“Permitted Encumbrance” shall mean (a) any Encumbrance that arises for Taxes either not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business); (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract to the extent made available to Parent; (d) any Encumbrances for which appropriate reserves have been established in the financial statements of the Company; (e)  non-exclusive licenses granted to use Intellectual Property Rights in the ordinary course of business consistent where such licenses are incidental to performance under the agreement and granted to a Person solely with limited rights to perform services for an Acquired Company; and (f) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Information” shall mean information that relates to an identified or identifiable individual in the Company’s possession, custody, or control or otherwise Processed on behalf of the Company, including but not limited to data that constitutes “personal data,” “personal information,” “protected health information,” or similar term as defined by applicable Legal Requirements.

“Pre-Closing Period” is defined in Section 5.1.

“PSU Award” is defined in Section 2.9(c).

“PSU Consideration” is defined in Section 2.9(c).

“Purchaser” is defined in the preamble to this Agreement.

“Reference Date” shall mean the last business day prior to the date of this Agreement.

“Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body or, solely for domain names, private registrar, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

“Regulatory Authority” shall mean any Governmental Body with authority over the quality, identity, strength, purity, safety, efficacy, research, development, testing, investigation, manufacture, packaging, labeling, storage, distribution, advertising, marketing, import, export, or sale of any product that the Company manufactures or is developing, or as to which the Company provides any service.

“Regulatory Condition(s)” shall mean each of the conditions in clauses (B)(e) and (B)(f) of Annex I (in case of clause (B)(f), as such condition directly relates to the HSR Act and any other Antitrust Laws.

“Regulatory Permit” shall mean all investigational new drug applications, new drug applications, supplemental new drug applications, abbreviated new drug applications, biologic license applications, establishment registrations, and product listings, as may be defined in Title 21 of the C.F.R. or comparable standard of any other applicable Governmental Body, all supplements or amendments thereto, all communications either to or from the Regulatory Authority with binding effect, and a part thereof, and all comparable Governmental Authorizations.

“Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“RSU Award” is defined in Section 2.9(b).

“RSU Consideration” is defined in Section 2.9(b).

“Sanctioned Country” shall mean any country or territory that is the subject or target of comprehensive sanctions, which currently includes Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions in Ukraine, and, for purposes of this Agreement, Russia and Belarus.

“Sanctioned Person” shall mean any Person that is: (i) the subject or target of sanctions or restrictions under Sanctions Laws or any Legal Requirement relating to export, reexport, transfer, and import controls, including the Export Administration Regulations and any other regulation administered by U.S. Department of Commerce’s Bureau of Industry and Security; the customs and import Legal Requirements administered by U.S. Customs and Border Protection; and the EU Dual Use Regulation (collectively, “Export-Import Laws”), including any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of Treasury's Office of Foreign Asset Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (ii) located or resident in or organized under the Legal Requirements of a Sanctioned Country; or (iii) 50% or more owned, directly or indirectly, individually or in the aggregate, or otherwise controlled by a Person or Persons described in clause (i) or (ii).

“Sanctions Laws” shall mean all Legal Requirements relating to economic, financial, or trade sanctions, including the Legal Requirements administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, His Majesty’s Treasury of the United Kingdom, the European Union, and EU member states.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“Schedule 14D-9” is defined in Section 1.2(a).

“Schedule TO” is defined in Section 1.1(e).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933.

“Security Incident” shall mean a security breach or intrusion into the Company’s computer networks that results in the unauthorized access to, or disclosure, use or modification of, data maintained by or on behalf of the Company, including but not limited to Personal Information.

“Share” is defined in the recitals of this Agreement.

“Spinoff 401(k) Plan” is defined in Section 5.6(c).

“Standard Contract” is defined in Section 3.12(e).

“Subsidiary” shall mean, with respect to any Person, an Entity in which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity or financial interests.

“Superior Proposal” shall mean a bona fide written Acquisition Proposal providing for a transaction or series of related transactions that the Company Board (or duly authorized committee thereof) determines in its good faith judgment, (a) is reasonably likely to be consummated, taking into account all legal, regulatory and financing aspects of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant and (b) if consummated, would result in a transaction more favorable to the Company Stockholders (solely in their capacities as such) from a financial point of view than the Transactions (following any proposed revisions thereto pursuant to Section 5.4 that remain able to be accepted by the Company); provided, that for purposes of the definition of “Superior Proposal” the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”.

“Surviving Corporation” is defined in the recitals of this Agreement.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover Legal Requirements.

“Tax” shall mean any federal, state, local or foreign tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, estimated tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, customs duties, import and export tax, property tax, business tax, withholding tax or payroll tax), or other tax of any kind whatsoever imposed, assessed or collected by or under the authority of any Governmental Body, together with any interests, penalties, or additions to tax imposed thereon, or with respect thereto, or related thereto.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

“Termination Date” is defined in Section 7.1(c).

“Third-Party Payor Program” shall mean such private, non-governmental healthcare programs, including to any private insurance program.

“Trade Control Laws” is defined in Section 3.16(a).

“Transactions” shall mean (a) the execution and delivery of this Agreement and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

“Transaction Litigation” shall mean any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction, other than any Legal Proceedings among the Parties related to this Agreement.

“Treasury Regulations” shall mean the regulations promulgated under the Code.

“Willful Breach” shall mean a material breach of this Agreement that is a consequence of an intentional act or intentional failure to act by the breaching party with actual knowledge that such party’s act or failure to act would or would reasonably be expected to result in or constitute a breach of this Agreement.

Exhibit B

Surviving Corporation Certificate of Incorporation

form of

Amended and restated

CERTIFICATE OF INCORPORATION

OF

Y-mAbs Therapeutics, Inc.

First: The name of the corporation is Y-mAbs Therapeutics, Inc. (the “Corporation”).

Second: The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of the Corporation’s registered agent at such address is Corporation Service Company.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

Fourth: The total number of shares of stock which the Corporation is authorized to issue is 1,000 shares of common stock, having a par value of $0.001 per share.

Fifth: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the Corporation (the “Bylaws”).

Sixth: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

Seventh: To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of each director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any amendment, repeal or elimination of this Article Seventh, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article Seventh, shall not adversely affect its application with respect to an act or omission by a director or officer occurring before such adoption, amendment, repeal or elimination. Solely for purposes of this Article Seventh, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL, as amended from time to time.

B-1

Eighth: The Corporation shall indemnify, to the fullest extent permitted by applicable law, any current or former director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors. The Corporation shall have the power to indemnify, to the extent permitted by applicable law, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. Neither any amendment nor repeal of any Section of this Article Eighth nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation inconsistent with this Article Eighth, shall eliminate or reduce the effect of this Article Eighth in respect of any matter occurring, or any cause of action, suit, claim or proceeding accruing or arising or that, but for this Article Eighth, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Ninth: The Corporation reserves the right to amend, repeal and/or eliminate any provision contained in this Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

B-2

Annex I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(h)” below. Accordingly, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered (and not validly withdrawn) Shares, and, to the extent permitted by this Agreement, may (i) terminate the Offer: (A) upon termination of this Agreement; and (B) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of this Agreement) or (ii) amend the Offer as otherwise permitted by this Agreement, if: (A) the Minimum Condition shall not be satisfied as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses “(b)” through “(h)” below shall not be satisfied or waived in writing by Purchaser as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer:

(a)            there shall have been validly tendered and not validly withdrawn shares of Company Common Stock that, considered together with all other shares of Company Common Stock (if any) beneficially owned by Parent or any of its wholly owned Subsidiaries (but excluding shares of Company Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been received by the “depository” for the Offer, as defined by Section 251(h)(6) of the DGCL), would represent a majority of shares of Company Common Stock outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(b)            (i)  the representations and warranties of the Company set forth in Section 3.8(b) shall be true and correct in all respects as of the date of the Agreement and as of immediately prior to the Expiration Date as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(ii) the representations and warranties of the Company set forth in Sections 3.4(a) and 3.4(c) shall be true and correct in all respects (except for any inaccuracies that individually or in the aggregate are de minimis) as of the date of the Agreement and as of immediately prior to the Expiration Date as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(iii) the representations and warranties of the Company set forth in Sections 3.1, 3.4 (other than 3.4(a) and 3.4(c)), 3.5 and 3.24 (A) shall, to the extent qualified by any limitation as to “Material Adverse Effect”, be true and correct in all respects, and (B) shall, to the extent not qualified by any limitation as to “Material Adverse Effect”, be true and correct in all material respects (without giving effect to any limitation as to “materiality” set forth therein) as of the date of the Agreement and as of immediately prior to the Expiration Date as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and

Annex I-1

(iv)  all other representations and warranties of the Company set forth in Article 3 shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of the Agreement and as of immediately prior to the Expiration Date as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c)            the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d)            Parent and Purchaser shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by the chief executive officer or chief financial officer thereof, certifying that the conditions set forth in clauses “(b)” and “(c)” above and clause “(g)” below have been duly satisfied;

(e)            any waiting period (and any extension thereof) applicable to the Offer under the HSR Act, including any voluntary agreements with a Governmental Body not to consummate the Offer or the Merger for any period of time, shall have expired or been terminated;

(f)            no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger shall have been issued by any court of competent jurisdiction after the date hereof and remain in effect, nor shall any Legal Requirement have been entered, enforced, enacted, or issued after the date hereof by any Governmental Body and remain in effect, in each case, which prohibits, or makes illegal the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

(g)            since the date of this Agreement, there shall not have occurred any Material Adverse Effect that is continuing; and

(h)            this Agreement shall not have been terminated in accordance with its terms.

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